UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of March 2005

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F ☒      Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐      No ☒

Financial Results 2004

Investor Relations Department

Pedro Pires, Head of IR

Gonçalo Santos

Elisabete Ferreira

Cristina Requicha

Rui Antunes

Catarina Mello

Tel: +351 21 001 2834

Fax: +351 21 001 2899

Email: ir@edp.pt

Site: www.edp.pt

Reuters:	EDPP.IN / EDP.N
Bloomberg:	EDP PL / EDP US

Lisbon, 01 March 2005

EDP - Energias de Portugal, S.A. Headquarters: Praça Marquês de Pombal, 12 1250-162 Lisboa Portugal

2004 Financial Results - Summary

Financial Results Summary (€ m)	2004	2003	Δ%
Operating Revenues	7.221,7	6.977,5	3,5%
Operating Costs	5.253,6	5.150,5	2,0%

EBITDA	1.968,0	1.827,0	7,7%

EBIT	1.058,4	905,7	16,9%
Financial Results	(335,3)	(359,0)	6,6%
Extraordinary Results	(164,7)	(14,4)	—

Net Profit	440,2	381,1	15,5%

Earnings per share	0,120	0,127	-5,2%

Capex	1.051,3	860,4	22,2%

Financial Debt (€ m)	2004	2003	Δ
Financial Debt	8.598,8	7.492,7	1.106,1
Net Debt	8.320,8	7.205,2	1.115,6

General Indicators	2004	2003	Δ%
Number of electricity clients
Portugal	5.823.342	5.768.288	1,0%
Hidrocantábrico	573.113	563.116	1,8%
Brazil	2.997.590	2.902.203	3,3%
Electricity sales (GWh)
Portugal	38.934	37.631	3,5%
Hidrocantábrico	12.215	12.126	0,7%
Brazil	19.408	20.180	-3,8%
No. of employees (core business)
Portugal	7.418	8.398	-11,7%
Hidrocantábrico	1.566	1.569	-0,2%
Brazil	3.617	3.757	-3,7%

•	The EDP Group saw healthy growth at the operating level in 2004. EBITDA was up 7.7% while EBIT increased 16.9%.

•	Key factors that contributed to Consolidated EBITDA were:

(i) A highly successful HR Restructuring Program. The 2006 objective to reduce headcount at EDP Distribuição by 1,350 was almost achieved in 2004. Personnel costs fell 8% in the domestic core business;

(ii) EDP’s exposure to high growth electricity markets: Portugal was up 6.1%, Spain up 4.0% and EDP’s concession areas in Brazil up 4.5%;

(iii) An additional 800 MW of installed capacity in CCGTs from TER I & II, which contributed an extra 3.2 TWh in electricity emission;

(iv) An additional 214 MW of installed capacity in wind farms in Iberia which contributed to the €25 million increase in wind farms’ gross profit (€16 million with HC@40%);

(v) Tariff increases in Brazil;

(vi) Naturcorp’s contribution to 2004 results, following the acquisition of a 56.8% stake by Hidrocantábrico in July 2003.

•	EBIT benefited from the change in the compensation of subsidised assets’ amortisation (€79.6 million) but was hit by higher provisions due to the provisional retroactive changes in tariffs granted to Bandeirante.

•	There was an 8.4% drop in financial interest charges following the lower level of average debt in 2004. Overall, financial results were 6.6% lower.

•	Extraordinary results were hit by:

(i) the reversal of a tax credit booked in 2002 (-€40 million) related with the sale of Oni Way. The use of this tax credit by Vodafone is being reviewed by the authorities and as soon as Vodafone benefits from it, the gain will be booked at EDP;

(ii) impairments in the goodwill of the IT business (-€35 million) following the agreement to sell 60% of Edinfor to LogicaCMG. Please note that service contracts with the new owners are being renegociated in order to reduce IT costs at EDP;

(iii) costs with bringing forward the early retirement age (-€25.1 million);

(iv) retroactive changes in tariffs granted to Bandeirante and Escelsa (-€16.1 million).

•	Despite the impact of negative extraordinaries net profit was up 15.5% year-on-year to €440.2 million. The generation business and Brazil were the main contributors.

Note: The accounts presented in this document are non-audited.

EBITDA Overview

EBITDA (€ m)	2004	2003	Δ%
EDP Produção	875,7	813,2	7,7%
EDP Comercial	(1,4)	27,0	—
Enernova & EDP Bioeléctrica	18,8	7,5	149,7%
EDP Distribuição	548,4	523,2	4,8%
Hidrocantábrico (40%)	150,3	143,4	4,8%
Brazil	278,3	186,7	49,1%
Oni	22,1	8,9	147,5%
Information Technology	35,5	34,1	4,1%
Other & Adjustments	40,3	83,0	-51,4%

Consolidated	1.968,0	1.827,0	7,7%

EBITDA 2004

Contributions to the year-on-year EBITDA Δ by Business Areas	€	m

•	EDP Produção’s EBITDA went up by 7.7% reflecting the beginning of TER’s operations with two units of 400 MW and the transfer of the energy management activity to EDPP. The savings from the efficient fuel procurement increased by €13.7 million versus 2003.

•	EDP Distribuição benefited from a 6.1% rise in electricity consumption, which resulted in a €17.9 million increase in allowed revenues from the UDGr activity despite a fall in the tariff. The HR Restructuring Program was key since the 2006 targets to reduce 1,350 employees were closely met at the end of 2004. Personnel costs were down 10% year-on year.

•	Hidrocantábrico’s EBITDA continues to reflect the difficult operating environment with a higher price of imported coal while pool prices remained low. The increase in EBITDA is due to the acquisition of the Basque gas business Naturcorp (middle 2003) and the contribution of an additional 142 MW in wind farms.

•	The 4.5% consumption increase in EDP’s concession areas in Brazil and the higher tariffs contributed to the good performance at the EBITDA level of our operations in Brazil (+49% vis-à-vis 2003).

•	ONI’s EBITDA was up €13.2 million year-on-year, following a better performance of the voice services in Spain and cost cutting efforts in Portugal.

•	Consolidated EBITDA was up 7.7% amounting to €1,968.0 million in 2004 as a result of healthy growth in demand, the fruits of the HR Restructuring Program and the increase in installed capacity.

Capex

CAPEX (€ m)	2004	2003	2002
EDP Produção	206,6	236,1	239,4
EDP Comercial	4,4	6,4	8,5
Enernova & EDP Bioeléctrica	54,5	39,7	47,1
EDP Distribuição	398,0	343,6	371,2
(-) Edinfor asset transfer	—	12,0	80,5
(-) Subsidies in cash	88,0	59,7	56,9
(=) EDPD cash investments	310,0	271,9	233,8
Hidrocantábrico (40%)	117,7	71,0	49,0
Brazil	284,9	125,8	125,0
Telecoms	33,4	46,2	312,0
Information Technology	20,4	55,5	41,8
Other	19,4	7,8	45,4

Total	1.051,3	860,4	1.101,8

•	The EDP Group’s capital expenditure totalled €1,051.3 million in 2004, up 22.2% year-on-year, on the back of investments in the distribution grid, in the special regime activity at HC and in the development of the Peixe Angical power plant in Brazil. Note that the figures presented correspond to the EDP Group’s cash out flow on operating investments, considering the consolidation method for each subsidiary.

•	EDPP’s investment decreased 12.5% year-on-year, following the near conclusion of Venda Nova II and the end of the construction of the first two units of the TER CCGT (2x400 MW). The second unit of TER CCGT started operations on the 1st November 2004. EDP will build a third 400 MW unit in TER for an extra €197.0 million until 2006, when it is expected to start operations.

•	The bulk of Enernova’s operating investment was in new wind capacity. In 2004, Enernova invested in 5 new wind farms with a total installed capacity of 72 MW (Fonte da Quelha, Alto Talefe, Padrela/Soutelo, Vila Nova I and Serra do Açor). Enernova also started the re-powering of Vila Nova I wind farm, with an additional 6 MW of installed capacity that is expected to start operations in the 1H2005. The expected IRR of these wind projects is approximately 12%.

•	Investment at EDPD was focused on the distribution network to improve the quality of service. Investments in the distribution grid, which accounted for 89% of EDPD’s operating investment, increased 19.6% year-on-year and reflected in a 37% drop in the equivalent interruption time, from 341 min. in 2003 to 215 min. in 2004.

•	Capex at HC increased 65.6% year-on-year, following €96.4 million of investments made at the Albacete wind farm (124 MW), which started operations in November 2004. The expected IRR for this project is 10.6%.

•	Capex in Brazil more than doubled following the investment made at the Peixe Angical hydro power plant (450 MW), which amounted to R$700 million in 2004. Note that this figure corresponds to 100% of the project, of which EDP owns 60%. The project is also being financed through a R$670 million loan with BNDES. During 2004, EDP equity invested some R$70 million in this project. Peixe Angical should start operations during 2006.

•	ONI’s operating investment fell 27.6% year-on-year, following a decrease in ONI’s investment needs having completed most of the major investments required for the expansion of the network.

Cash Flow and Financial Debt

Cash Flow	2004
Net Income	440.2
Operating Cash Flow Before Working Capital	1.705,5
Change in Working Capital	(41,5)
Operating Cash Flow	1.664,0
Capex	(1.051,3)
Net Operating Cash Flow	612,7

Divestments	104,4
Capital Increase at EDP	1.208,0
Acquisition of additional 56.2% in HC	(1.200,8)
Dividend Paid	(268,0)
Non-Operating Cash Flow	(589,9)

Decrease / (Increase) in Financial Debt	(133,5)

Debt increase through consolidation of 100% of HC	(972,6)

Total Decrease / (Increase) in Financial Debt	(1.106,1)

See page 29 for a detailed cash flow statement

Debt Ratings

	S&P	Moody’s	Fitch
Holding	A/Neg/A1	A3/St/P2

HC		Baa2/St/P2	BBB/P/F2

Bandeirante		Ba3/St

Escelsa	B+/Neg	B2/Neg

Investco		Ba1/St

Financial Debt (€ m)	2004	2003
EDP S.A. and EDP Finance BV	5.553,0	5.356,2
EDP Produção	33,9	38,8
EDP Comercial	—	—
Enernova & EDP Bioeléctrica	17,0	18,7
EDP Distribuição	—	—
Hidrocantábrico (1)	1.621,1	786,1
Brazil (2)	708,9	547,3
Telecoms	622,5	685,5
Information Technology	19,3	23,6
Other	23,2	36,5

Total Financial Debt	8.598,8	7.492,7
Cash and cash equivalents	278,0	287,5

Net Debt	8.320,8	7.205,2

•	The EDP Group’s total financial debt increased by €1,106.1 million to €8,598.8 million in December 2004 mainly due to the consolidation of 100% of Hidrocantábrico’s Balance Sheet, following the completion in December, 2004, of the acquisition of an additional 56.2% stake through a rights issue of approximately €1.2 billion. At December 2004, 60% of Hidrocantábrico’s external financial debt represented €972.6 million.

•	Excluding the consolidation of 100% of Hidrocantábrico’s debt, financial debt increased by €133.5 million, mainly explained by the increase in Brazilian debt following the funding obtained from BNDES relating to the re-start of the construction of the Peixe Angical power plant (R$458.2 million or €126.8 million).

•	Financial debt at EDP, SA and EDP Finance BV increased by €196.8 million. Of this amount €185 million refers to the first drawdown on a €1,350 million loan signed by EDP, in December 2004, to be used to replace Hidrocantábrico’s long term financial debt with intercompany loans. This debt restructuring process, which will be concluded by 1Q2005, will result in significant consolidated financial costs savings (estimated at €6 million per year), and represents a first step in the extraction of sinergies identified at the time of the announcement of the plan to integrate HC.

(1)	In 2004 HC’s Balance Sheet was consolidated 100%, while the P&L 40%.

(2)	Netted against €263 million of Escelsa’s Senior Notes in 2004

Electricity Generation in Portugal

Electricity Generation (GWh)	2004	2003	Δ%
Hydroelectric (PES)	8.718	13.964	-37,6%
Thermoelectric (PES)	11.756	12.619	-6,8%

Binding Generation	20.475	26.583	-23,0%
Hydroelectric (NBES)	398	705	-43,5%
TER CCGT (NBES)	3.419	203	—
Non-Binding Generation	3.817	907	320,7%

Biomass	49	38	28,3%
Wind farms	237	128	84,7%
Cogeneration	656	679	-3,4%
Small hydro	141	196	-28,2%

Special Regime Producers	1.083	1.042	4,0%

Total EDP generation	25.374	28.531	-11,1%

Pego thermal power station (PES)	4.422	4.168	6,1%
Tapada thermal power station (PES)	6.153	5.404	13,9%
Alqueva hydroelectric power station	100	—	—
Auto-producers (IES)	3.858	3.184	21,2%
Import / (Export) net	6.481	2.793	132,0%
Direct sales to ind. clients (incl. in Cogen.)	(461)	(532)	13,3%
Pumping	(408)	(485)	15,9%
Gross demand	45.519	43.064	5,7%
Synchronous compensation	(35)	(31)	-11,6%
Own consumption - generation	(8)	(3)	-166,3%
Own consumption - transmission grid	(10)	(10)	3,2%
Transmission losses	(657)	(759)	13,4%

Energy delivered to distribution	44.808	42.261	6,0%

Hydro Coeficient	0,81	1,33	-39,1%

Thermal generation (GWh)	2004	2003	Δ%	Fuel	MW
Tapada do Outeiro	5	(1)	—	Fuel oil	46,9
Carregado	327	1.091	-70,0%	Fuel oil/Nat. Gas	710,2
Barreiro	200	195	2,8%	Fuel oil	56,0
Setúbal	1.689	1.834	-7,9%	Fuel oil	946,4
Sines	9.530	9.473	0,6%	Coal	1.192,0
Alto de Mira (1) + Tunes	5	26	-80,2%	Diesel	197,0

Thermal emission (PES)	11.756	12.619	-6,8%

•	Electricity demand was very strong once again, up 6.0% in 2004. EDP’s total generation in 2004 amounted to 25,374 GWh, down 11% due to lower rainfall (hydro coefficient of 0.81 vs. 1.33 in 2003). As a result, the contribution of our hydroelectric power plants went down from 52% to 36% to total EDP generation. EDP contribution to the total energy delivered to the system fell from 66% to 56% year-on-year, mainly due to a hydrological dry 2004 vs. a wet 2003.

•	The fuel oil fired power plants operating under PPAs with REN in the Binding System, registered a 919 GWh decrease in output in 2004 vis-a-vis 2003, mainly at Carregado and Setúbal. Remember that under the PPAs, the remuneration of both our hydro and thermal plants is based on availability rather than output, thus its gross profit was not affected by the fall in electricity generation.

•	The main contribution to the increase in thermal output came from the two units of TER CCGT which started operating in the Non-Binding System in 2004, increasing EDP’s installed thermal capacity by 784MW. The first unit (TER I) started industrial service on February 14th, 2004 and contributed 2.6 TWh to total emission while the second unit (TER II) began industrial service on November 1st, 2004 and it’s output amounted to 0.8 TWh.

•	The continued shift in demand from the Binding System to the liberalised market has been met by power stations operating in the NBES namely EDP’s CCGT (TER) and imports following lower average Spanish pool prices vs. 2003.

(1)	The Alto de Mira (132 MW) power plant was shut down on June 30th, 2003.

EDP Produção(1)

PES (€ m)	2004	2003	Δ%
PPA Capacity Charge	892,0	892,7	-0,1%
PPA Energy Charge	301,2	283,6	6,2%
Steam (Barreiro) & Ashes	6,1	6,1	0,4%
(-) Coal	179,1	130,5	37,2%
(-) Fuel oil	86,3	117,7	-26,7%
(-) Natural Gas	11,9	22,9	-48,1%
(-) Diesel	0,6	2,7	-78,6%
(-) Electricity Autoconsumption	2,7	3,1	-12,8%

PPA Gross Profit	918,8	905,3	1,5%

NBES (€ m)	2004	2003	Δ%
Electricity Sales	217,5	75,3	188,9%
(-) Direct costs (fuel + purchases)	149,1	59,1	152,4%

NBES Gross Profit	68,4	16,2	322,3%

SRP (€ m)	2004	2003	Δ%
Cogeneration	54,6	53,7	1,7%
Small hydro (2)	10,8	13,9	-22,1%
(-) Natural Gas (Cogeneration)	36,9	36,4	1,4%
(-) Electricity Purchases	1,9	3,1	-39,5%

SRP Gross Profit	26,6	28,1	-5,1%

PPA Electricity Gross Profit (€ m)

Gross profit in the Public Electricity System (PES) grew 1.5% in 2004 to €918.8 million. Given that gross profit of our power plants operating in the Public System is not affected by swings in electricity output, due to the stable returns’ profile of the PPA Capacity Charge, the improvement comes from lower fuel costs of these power plants than the reference index that EDPP receives through the PPA energy charge (€277.9 million vs. €301.2 million), a saving that amounted to an extra €13.7 million in 2004:

•	The increase in the PPA energy charge, which remunerates the fuel consumption of these thermal plants, reflects the strong increase in the EU coal index during 2004 driven by a sharp rise in demand from China and India.

•	The 37.2% increase in coal costs in 2004 reflects the consumption of more expensive coal stocks at Sines (average €49/ton) vis-à-vis 2003 (average €37/ton). The decrease in Fuel oil, Natural gas and Diesel costs follows a reduction in the utilization of these power plants.

Gross profit in the Non-Binding Electricity System (NBES) increased by more than four fold due to: i) the start of industrial service of two units at TER CCGT and, ii) imports from Spain at lower prices than previous years.

•	The energy management department, which was transferred from EDP Energia (now EDP Comercial or EDPC) to EDPP in the 4Q2003, is responsible for the dispatch and management of energy sales for the power station operating in the NBES and procures fuel for all EDPP’s thermal plants.

Gross profit from Special Regime Producers (SRP) decreased because of the 28.2% lower generation at the small hydro power stations with less than 10 MW, given low rainfall in 2004.

EDPP Generation Gross Profit Growth (€ m)(3)

(1)	The Special Regime Producers (SRP) Enernova and EDP Bioeléctrica (Renewable Energy) were excluded from EDPP’s consolidation perimeter as from July 2003. For analysis purposes these two companies were excluded from EDPP in both period

(2)	Only includes sales from the hydroelectric power plants with installed capacity <10 MW (>10 MW are dispatched by the energy management department

(3)	Gross Profit excluding “Services Provided” and “Other sales”.

EDP Produção (1)

Personnel costs (€ m)	2004	2003	Δ%
Total Personnel Costs	117,6	119,3	-1,4%
Early retirement correction	13,2	13,1	0,5%
Social benefits with early retirees	1,3	1,3	0,5%
Medical care with inactives	3,3	3,2	5,3%

Adjusted Personnel Costs	99,8	101,7	-1,9%

Number of employees	1.792	1.988	-9,9%
Generation activity	1.073	1.184	-9,4%
Maintenance and engineering activity	463	510	-9,2%
Energy management activity	28	—	—
Sub-Holding	228	294	-22,4%
MW/Employee	4,56	3,91	16,5%

Non-Group Supplies & Services (€ m)	2004	2003	Δ%
Maintenance and specialised works	22,3	21,1	5,8%
Insurance costs	9,1	8,8	3,6%
Surveilance and security	2,8	2,6	7,9%
Rentals	2,7	2,4	12,8%
Other	20,1	14,8	35,7%

Total Non-Group S&S	56,9	49,6	14,8%

•	The Human Resources restructuring plan that EDP initiated in 2003 continued to be implemented in 2004. Headcount at EDPP was down 10% year-on-year or 196 employees. Personnel costs in 2004 benefited from 62 flexible retirements (6 from active duty and 56 from the early retirement status), 12 negotiated dismissals, 161 early retirements and 1 retirement.

•	The flexible retirement program, a component of the Human Resources restructuring plan, allowed for a fall in the number of early retirees (56) in 2004 (92 in 2003), who accepted part payment from the Portuguese Social Security System. This measure allowed for i) a €3.8 million reduction in Personnel costs in 2004 (€2.7 million for the 2003 reduction and €1.1 million for the 2004 reduction) and an expected saving of €7.7 million in the next 5 years (salaries of early retirees are booked as Personnel costs under “early retirement correction”) and ii) a reduction in pension liabilities, whose value includes the accumulated salaries of the early retirees until retirement age. On average, for each early retiree that opts for the flexible retirement program, the pension liability for that employee (both post retirement complement and accumulated salaries until retirement) drops to 30% of the initial yearly value.

•	Personnel costs were down 1.4% (-1.9% if adjusted for costs with non-active personnel) despite a 2.8% average salary increase for 2004.

•	Non-group supplies and services increased due to: i) higher maintenance costs, following the start of operations at the TER CCGT and; ii) higher telecommunications costs of the power plants’ remote control. Per MW of installed capacity, maintenance increased less than 1% from 2003 levels.

•	Group Supplies & Services increased 46.3% mainly due to higher charges in 2004 from EDP Valor (shared services unit) and fees from the Holding company.

Group Supplies & Services (€ m)	2004	2003	Δ%
Specialised works	19,5	10,7	82,6%
Rentals	3,1	3,4	-8,3%
Electricity	1,5	1,2	28,7%
Maintenance	1,7	1,6	8,8%
Other	1,0	1,5	-33,6%

Total Group S&S	26,8	18,3	46,3%

(1)	The Special Regime Producers (SRP) Enernova and EDP Bioeléctrica (Renewable Energy) were excluded from EDPP’s consolidation perimeter as from July 2003. For analysis purposes these two companies were excluded from EDPP in both periods.

EDP Produção (1)

Operating Income Statement (€ m)	2004	2003	Δ%
Energy sales	1.482,3	1.325,2	11,9%
Services provided	38,4	16,9	127,6%
Other sales	0,0	0,0	—
Operating Revenues	1.520,7	1.342,1	13,3%
Electricity	51,4	65,3	-21,3%
Fuel for electricity generation	417,1	310,3	34,4%
Direct Activity Costs	468,5	375,6	24,7%
Gross Profit	1.052,2	966,5	8,9%
Gross Profit/Revenues	69,2%	72,0%	-2,8	p.p.
Materials and goods for resale	4,0	3,5	15,5%
Supplies and services - Group	26,8	18,3	46,3%
Supplies and services - Non-Group	56,9	49,6	14,8%
Personnel costs	117,6	119,3	-1,4%
Generation centre rentals	3,6	3,6	-1,3%
Other operating costs (or revenues)	(3,3)	(3,8)	12,5%
Own work capitalised	(29,1)	(37,3)	21,9%
Operating Costs	176,5	153,2	15,2%
EBITDA	875,7	813,2	7,7%
EBITDA / Revenues	57,6%	60,6%	-3,0	p.p.
Depreciation and amortisation	245,0	230,5	6,3%
Compensation of subsidised assets’ depr.	(5,0)	—	—
Provisions	11,7	12,7	-7,4%
EBIT	624,0	570,0	9,5%
EBIT / Revenues	41,0%	42,5%	-1,4	p.p.

Operating investment (€ m)	2004	2003	Δ%
Binding generation	49,7	66,7	-25,6%
Non-Binding generation	128,7	143,7	-10,4%
Other investments	14,7	11,1	33,2%
Financial costs (capitalised) and invest.	13,5	14,6	-7,5%

Total operating investment	206,6	236,1	-12,5%

Recurring investment	25,8	34,7	-25,7%
Non-recurring investment	180,8	201,4	-10,2%

•	EDPP’s EBITDA was up 7.7% following: i) the beginning of industrial operations at TER CCGT; ii) efficient fuel procurement at EDPP and; iii) the transfer of the energy management activity to EDPP from EDPC (ex-EDP Energia).

•	Please note that, in 2004, intra-group transactions between EDPP and EDPC in relation to the purchase of electricity in the Spanish electricity pool to supply electricity to non-binding customers are reflected in the “Services provided” line.

•	The “Electricity” line is not comparable since in 2003 HDN and Hidrocenel (EDPP) were purchasing electricity in the Spanish pool and selling it to EDPC (EDP’s liberalised supplier), while in 2004 the energy management department started acting as an intermediary of EDPC in these pool transactions. Now most of the electricity purchases are only accounted for in EDPC’s books and the energy management department only records the difference between the pool price and the price contracted with EDPC (see page 9 for more detail).

•	EDPP’s operating investment decreased 12.5% year-on-year, reflecting the near completion of Venda Nova II and the end of the construction of first two units of the TER CCGT. Recurring investment in 2003 included works at Setubal power station that don’t occur on an yearly basis (aprox. €7 million).

(1)	The Special Regime Producers (SRP) Enernova and EDP Bioeléctrica (Renewable Energy) were excluded from EDPP’s consolidation perimeter as from July 2003. For analysis purposes these two companies were excluded from EDPP in both periods.

EDP Comercial

Operating Income Statement (€ m)	2004	2003	Δ%
Operating Revenues	327,3	99,8	228,0%

Direct Activity Costs	311,7	48,6	541,8%

Gross Profit	15,5	51,2	-69,7%
Gross Profit/Revenues	4,7%	51,3%	-46,6	p.p.
Supplies and services	8,8	7,7	13,4%
Personnel costs	3,6	3,3	10,4%
Other operating costs (or revenues)	5,0	14,2	-64,8%
Own work capitalised	(0,4)	(1,0)	57,9%
Operating Costs	17,0	24,2	-29,9%
EBITDA	(1,4)	27,0	—
EBITDA / Revenues	-0,4%	27,0%	-27,5	p.p.
Depreciation and amortisation	3,8	3,5	11,1%
Compensation subsidised assets’ deprec.	—	—	—
Provisions	1,0	0,1	901,4%
EBIT	(6,3)	23,4	—
EBIT / Revenues	-1,9%	23,5%	-25,4	p.p.

Operating data	2004	2003	Δ%
Number of Clients	3.616	1.405	157,4%
Market Share (# of Clients)	75%	73%	1,6%
Number of Employees	77	63	22,2%
Operating Investment (€ m)	4,4	6,4	-31,4%

•	EDP Comercial or EDPC (formerly designated as EDP Energia) is the Group’s company that supplies electricity to the Portuguese liberalised market.

•	EDPC’s Gross Profit is not comparable with the same period last year since the energy management department, previously in EDPC, was transferred to EDPP. Currently EDPC has a fixed price contract (reviewed periodically) with EDPP’s energy management department which procures electricity (namely in the Spanish pool) on behalf of EDPC. Purchases at the Pool price are charged directly to EDPC’s books and the difference vis-à-vis the transfer price in the contract is charged or received. Through this mechanism, EDPC is isolated from short-term pool price volatility and the associated risks can be better managed by the specialised personnel at the energy management activity at EDPP.

•	There was a strong growth in the number of clients being supplied in the NBES 1,920 at YE2003 to 4,838 at YE2004). EDPC managed to increase its market share to 75% reaching a total of 3,616 clients at YE2004, up 157%.

•	Total energy supplied in the NBES grew 67% in 2004 to 6,763 GWh. EDPC’s sales grew 61%, which meant a 2p.p. drop in market share.

•	In order to illustrate the effect of the elimination of the intra-group transactions between EDPC and EDPP, following the transfer of the energy management activity, we present below the consolidated EBITDA of the two companies.

EBITDA - EDPP & EDPC (€ m)	2004	2003	Δ%
Operating Revenues	1.707,2	1.390,2	22,8%
Electricity	229,7	80,7	184,7%
Fuel for electricity generation	417,1	310,3	34,4%
Direct Activity Costs	646,8	391,0	65,4%
Gross Profit	1.060,4	999,2	6,1%
Supplies and services	89,9	56,0	60,4%
Personnel costs	121,3	116,4	4,2%
Other operating costs (or revenues)	4,5	7,8	-41,7%
Own work capitalised	(29,5)	(27,4)	-7,8%
EBITDA	874,2	846,4	3,3%
EBITDA / Revenues	51,2%	60,9%	-15,9%

Enernova & EDP Bioeléctrica

Installed Capacity - MW	2004	2003	ΔMW
Wind	136	65	72
Biomass	9	9	—

Total	145	74	72

Generation - GWh	2004	2003	Δ%
Enernova	237	128	84,7%
EDP Bioeléctrica	49	38	28,3%

Total	286	167	71,7%

Operating Income Statement (€ m)	2004	2003	Δ%
EDP Bioeléctrica	3,6	2,7	33,3%
Enernova	20,1	10,7	88,3%
Electricity Sales	23,7	13,4	77,3%

Direct Activity Costs	2,4	2,0	18,4%

Gross Profit	21,3	11,3	87,9%
Gross Profit/Revenues	89,8%	84,7%	5,1	p.p.

Supplies and services	3,4	3,3	3,6%
Personnel costs	1,0	1,0	-3,4%
Generation centre rentals	0,5	0,3	83,9%
Other operating costs (or revenues)	(0,4)	0,2	—
Own work capitalised	(2,0)	(0,9)	-116,2%
Operating Costs	2,5	3,8	-35,1%

EBITDA	18,8	7,5	149,7%
EBITDA/Revenues	79,4%	56,4%	23,0	p.p.

Depreciation and amortisation	7,0	3,8	81,6%
Compensation subsidised assets’ deprec.	(0,2)	—	—
Provisions	0,0	0,1	-29,0%

EBIT	12,0	3,6	229,4%
EBIT/Revenues	50,6%	27,3%	23,4	p.p.

Number of Employees	2004	2003	Δ%
Number of Employees	17	13	30,8%

Operating Investment (€ m)	2004	2003	Δ%
Operating Investment	54,5	39,7	37,3%

•	As from July 2003, Special Regime Producers Enernova and EDP Bioeléctrica were excluded from EDP Produção’s consolidation perimeter.

•	Installed capacity in wind farms increased 72 MW during 2004, to 136, due to the start-up of 5 new wind farms: Fonte da Quelha (12 MW), Alto Talefe (12 MW) and Padrela/Soutelo (7.5 MW) in 1Q04; Vila Nova I (20 MW) in 3Q04; and Serra do Açor (20 MW) in 4Q04. Enernova also started the re-powering of the Vila Nova I wind farm (6 MW) that is likely to enter into service during the first half of 2005. The expected IRR of these wind projects is approximately 12%.

•	The additional 72 MW allowed an 84.7% increase, to 237 GWh, in wind energy production despite lower wind availability in 2004 vs. 2003. However, wind output in the 4Q04 was particularly high due to the additional capacity of 20 MW and to a 34% load factor(1) in the 4Q04, when compared to 22% in the 9M04, as a result of a high number of wind hours during this period.

•	EDP’s renewables EBIT increased more than three fold YoY. The high level of investments in new wind farms has increased own work capitalised, while the entry into service of those five new wind farms has influenced both the increase in wind output and the increase in depreciation.

(1)	Load Factor: number of equivalent hours to the output of a wind farm relative to the total number of hours in the period, considering the date of entry into industrial service of each wind farm.

New Decree-Law for Portuguese Renewable Energy

•	On February 16th, 2005 the Portuguese Government published Decree-Law no. 33-A/2005 which sets out the framework for the remuneration of generation from renewable sources.

•	The new regulatory framework, which updates the value of some variables, provides a clearer and more stable regulatory environment by granting existing and new generators, tariff stability for a period which can be considered to be long enough to properly remunerate renewable investors.

•	For wind farms(1) that are already licensed, or those licensed within one year following the publication of this DL, the tariff remains at the current €88.2/MWh for 2005, adjusted by inflation, for a 15 year term as from the date of the new regulation. After this guarantee period, the tariff will converge with the pool price level plus a premium for the sale of green certificates (2). [Chart 1]

•	For those wind farms licensed more than a year after the publication of this DL, the initial tariff will be calculated based on the parameters defined in the new DL, growing at the inflation rate until one of the following occurs: 15 years go by since the generation unit started supplying the network or the wind farm production reaches 33 GWh. After this guarantee period, the tariff will converge with the pool price plus a premium for the sale of green certificates (2). [Chart 2: Tariff of € 73.7/MWh, considering a Wind Farm with a 27% Load Factor (2,350 hours/year)]

•	This new regulation is not expected to impact EDP’s 2005-2007 Business Plan for two reasons: (i) 40% of our estimated installed capacity in 2007 (339 MW) is already licensed and so, subject to the “old tariff”; (ii) EDP’s Business Plan already considers a convergence between the Portuguese and the Spanish regulatory framework which, by itself, implies a decrease in the remuneration of Portuguese wind generation.

1. Tariff for Wind farms with establishment licence (3)

2. Tariff for Wind farms with establishment licence (3)

(1)	For more details on other renewable technologies, please refer to Decree-Law no. 33-A/2005

(2)	Assuming the existence of negotiable green certificates. If this is not the case, for an additional period of five years, the tariff corresponds to those of wind farms starting generating at that time.

(3)	Considering a Wind Farm with a 27% Load Factor (2350 hours/year)

Energy Consumption in Portugal

Electricity Sales (GWh)	2004	2003(1)	Δ%
Energy delivered to Distribution	44.808	42.261	6,0%
Sales to EDP power plants	(13)	(15)	13,0%
Own consumption - distribution	(29)	(33)	13,0%
Distribution losses	(3.451)	(3.259)	-5,9%

Total electricity sales (2)	41.315	38.955	6,1%

Electricity sales - BES (3)	34.552	34.907	-1,0%
VHV (Very high voltage)	1.222	1.115	9,6%
HV (High voltage)	4.340	3.680	17,9%
MV (Medium voltage)	6.506	8.600	-24,3%
SLV (Special low voltage)	3.155	3.050	3,4%
LV (Low voltage)	18.112	17.296	4,7%
PL (Public lighting)	1.218	1.167	4,4%
Electricity sales - NBES (4)	6.763	4.048	67,1%
EDP	4.381	2.724	60,8%
HV (High voltage)	25	46	-44,6%
MV (Medium voltage)	4.337	2.679	61,9%
SLV (Special low voltage)	19	—	—
Non-EDP	2.381	1.324	79,9%
HV (High voltage)	24	68	-65,0%
MV (Medium voltage)	2.343	1.256	86,6%
SLV (Special low voltage)	14	—	—

Electricity Clients (5)	2004	2003	Δ
Binding consumers	5.818.504	5.766.368	52.136
VHV (Very high voltage)	20	16	4
HV (High voltage)	154	130	24
MV (Medium voltage)	18.184	19.039	(855)
SLV (Special low voltage)	27.306	28.184	(878)
LV (Low voltage)	5.728.865	5.676.952	51.913
PL (Public lighting)	43.975	42.047	1.928
Non-binding consumers	4.838	1.920	152,0%
EDP	3.616	1.405	157,4%
HV (High voltage)	1	1	0,0%
MV (Medium voltage)	2.248	1.404	60,1%
SLV (Special low voltage)	1.367	—	—
Non-EDP	1.222	515	137,3%
HV (High voltage)	2	2	0,0%
MV (Medium voltage)	887	513	72,9%
SLV (Special low voltage)	333	—	—

Total electricity consumers	5.823.342	5.768.288	55.054

% Growth			1,0%

BES & NBES Consumption - 2004	BES & NBES Consumption - 2003

EDP Comercial Market Share in NBES: 64.8%	EDP Comercial Market Share in NBES: 67.3%

•	Demand for electricity went up 6.1% year-on-year, mostly due to a warm summer, a particularly cold winter and to the fact that cogenerators opted to sell to the binding system all of the energy they produce. Also note that Portuguese electricity consumption growth has been historically higher than GDP growth. This is due to the fact that electricity consumption per capita in Portugal is still below the European average.

•	Electricity sales in the binding system, which accounted for 84% of total electricity distributed in Portugal, decreased 1.0% year-on-year mostly due to the continued transfer of some MV customers to the non-binding system. Despite the transfer of some SLV clients to the liberalised market, this segment continues to grow at an healthy rate of 3.4%. EDPD gained 4 VHV and 24 HV clients that explain the 9.6% and 17.9% growth in VHV and HV segments, respectively.

•	Full liberalisation occurred in August 2004, nevertheless, the ability of LV clients to choose their supplier still depends on ERSE’s approval of some technical solutions.

(1)	2003 Energy Balance was adjusted in 40 GWh to include sales from Soporgen and Energin under “sales to EDP Group for final consumption”.

(2)	Figures presented include Sales to EDP Group for final consumption.

(3)	BES - Binding Electricity System.

(4)	NBES - Non-Binding Electricity System.

(5)	Figures presented include EDP Group companies.

EDP Distribuição

•	EDPD’s “Electricity Gross Profit” (Regulated Revenues) increased 7.7% year-on-year, due to increased demand and higher than expected energy costs. This is the result of: (i) a 2.0% increase in allowed revenues for the Use of the Distribution Grid Activity (UDGr), which accounts for 73% of EDPD’s total allowed revenues; (ii) a 1.4% increase in allowed revenues for the Network Services’ Activity (NS); (iii) a 10.2% increase in allowed revenues for the Supply in the Public System Activity (SPS); (iv) a €15.0 million decrease in t-2 tariff adjustments for UDGr, NS and SPS activities; and (v) a €77.1 million increase in tariff adjustments for Energy Acquisition Activity.

•	Allowed Revenues for the UDGr reflect: (i) a 3.7% reduction in unit revenues for HV/MV and a 2.8% fall in LV unit revenues, as well as (ii) a 6.1% average increase in consumption.

•	Allowed Revenues for the Energy Acquisition Activity are mainly related to: (i) a €50.0 million t-2 tariff adjustment that reflects the recovery of the 2002 differences between EDPD’s estimated and real costs with energy acquisition in the non-binding system; (ii) a €13.9 million t-2 tariff adjustment that relates to 2002 differences between the tariff invoiced to final clients (estimated and settled by ERSE) and amounts paid to REN for energy acquisition; and ...

Regulated Revenues (€ m) (1)	2004	2003(1)
Unit revenue for the UDGr: HV and MV (€ / MWh)	9,48	9,84
Electricity delivered to BES/NBES consumers: HV and MV (GWh)	41.613	39.188
Unit revenue for the UDGr: LV (€ / MWh)	23,87	24,55
Electricity delivered to BES/NBES consumers: LV (GWh)	22.518	21.512

UDGr total allowed revenues	931,8	913,9
Average assets of the NS activity (net of amortisations)	336,1	317,6
Return on average assets of the NS activity (%)	9,0%	9,0%
Assets’ amortisation of the NS activity	70,4	61,9
Annual structural comercial costs of the NS activity	60,6	68,4

Network Supply total allowed revenues	161,2	159,0
Average assets of the SPS activity (net of amortisations)	47,2	32,5
Return on average assets of the SPS activity (%)	9,0%	9,0%
Assets’ amortisation of the SPS activity	8,8	3,5
Annual structural comercial costs of the SPS activity	85,6	83,1

Supply in BES total allowed revenues	98,7	89,5
t-2 tariff adjustment for UDGr activity	(7,3)	(13,9)
t-2 tariff adjustment for NS activity	0,7	—
t-2 tariff adjustment for SPS activity	0,4	22,7

t-2 tariff adjustments for UDGr, SPS and NS	(6,2)	8,8
t-2 tariff adjustment for Energy Acquisition activity	66,1	—
t-1 tariff adjustment for Energy Acquisition activity	21,3	10,2

Allowed Revenues for Energy Aquisition Activity	87,4	10,2

Total allowed revenues after tariff adjustment	1.272,9	1.181,5

Electricity Sales & Gross Profit (€ m)	2004	2003	Δ%
VHV ( Very High Voltage)	51,7	45,3	14,0%
HV (High Voltage)	205,7	166,3	23,7%
MV (Medium Voltage)	490,3	618,4	-20,7%
SLV (Special Low Voltage)	304,0	290,2	4,7%
LV (Low Voltage)	2.360,8	2.210,2	6,8%
Public lighting	102,0	95,7	6,5%
Interruptibility discounts	(30,4)	(26,7)	-13,7%
Tariff correction discounts	(0,5)	(1,4)	65,3%
Invoiced Sales - BES	3.483,5	3.398,0	2,5%
Invoiced Sales - NBES	126,6	70,5	79,7%
Distribution 2001 Reposition	—	(6,7)	—
Distribution 2002 Reposition	(57,7)	(10,2)	—
Distribution 2003 Reposition	(21,3)	—	—
Distribution 2002 (2)	—	17,9	—
Distribution 2003	—	77,0	—
Distribution 2004	(13,2)	—	—
Tariff Adjustments	(92,1)	77,9	—

Electricity Revenues	3.518,1	3.546,4	-0,8%
(-) Tariff adjustments’ reposition	(78,9)	0,9	—

Sales to customers before reposition	3.597,0	3.545,4	1,5%
Electricity purchases	2.324,1	2.364,0	-1,7%

Electricity Gross Profit	1.272,9	1.181,5	7,7%

... (iii) a €21.3 million t-1 tariff adjustment that reflects the 2003 differences between estimated and real fuel costs of energy acquisition for the LV segments.

•	The -€92.1 million tariff adjustment recognised in 2004 is made up of -€57.7 million from the reposition of the positive 2002 tariff adjustment, -€21.3 million from the reposition of the 2003 positive adjustment related to the recovery of differences between estimated and real fuel costs regarding energy acquisition for the LV segments and -€13.2 million from the tariff adjustment of the year 2004 as real consumption in the BES was 1.7% above ERSE’s estimate used for the 2004 tariffs.

•	Electricity purchases, which are a pass-through to final tariffs, reflect the decrease in energy sales to the BES and a decrease in fuel costs (fuel-oil and natural gas) estimated by ERSE when establishing 2004 tariffs. In 2004, fuel costs came above ERSE’s estimate: (i) 1H2004 differences in fuel costs for energy acquisition for the HV/MV segments were reflected in the tariffs in the 2H2004; (ii) 2H2004 differences in fuel costs for energy acquisition for the HV/MV segments will be reflected in the tariffs in the 1H2005 and (iii) 2004 differences in fuel costs for energy acquisition for the LV segments will be reflected in the tariffs in 2005 (Note that differences in fuel costs are calculated on a quarterly basis and passed to the tariffs with a 6 months lag for HV/MV segments and the following year for LV segments).

(1)	Allowed Revenues for the year 2003 were calculated on the basis of an estimated Energy Balance

(2)	Extraordinary adjustment regarding a revision made to the 2002 tariff adjustment following a correction to the amounts of electricity distributed that year

EDP Distribuição

Materials (€ m)	2004	2003	Δ%
Own Work Capitalised	110,3	95,3	15,8%
Maintenance Works	13,9	16,1	-13,3%

Materials	124,2	111,3	11,6%

Supplies & Services (€ m)	2004	2003	Δ%
Supplies&Services - Group	101,5	90,7	11,9%
Supplies&Services - Non-Group	114,9	115,6	-0,6%
Maintenance costs	36,1	35,3	2,4%
Specialised works	34,3	35,6	-3,7%
Communications	16,4	16,3	0,8%
Insurance costs	6,6	5,7	16,5%
Others	21,5	22,8	-5,7%

Total Supplies&Services	216,4	206,3	4,9%

Personnel costs (€ m)	2004	2003	Δ%
Total Personnel Costs	355,1	393,8	-9,8%
Early retirement correction	59,8	75,5	-20,9%
Social benefits with early retirees	8,9	11,1	-19,4%
Medical care with inactives	14,5	14,0	4,1%

Adjusted Personnel Costs	271,9	293,2	-7,3%

Number of employees	5.532	6.334	-12,7%

•	Costs with materials increased 11.6% year-on-year to €124.2 million, of which 89% are mostly related with the distribution grid and accounted for as “own work capitalised”. Consequently, costs with materials for maintenance works decreased 13.3% during the period, benefiting from fewer failures in the network following the efforts made to improve service quality and more favourable weather conditions.

•	Group supplies and services rose 11.9% year-on-year due to: (i) higher IT costs (+€4.4 million) and (ii) an increase in management fees and costs with information systems invoiced by EDP, S.A. (+€4.2 million).

•	Non-group supplies and services decreased 0.6% year-on-year, reflecting: (i) a 2.4% increase in maintenance works, which was more than compensated by (ii) a 3.7% decrease in specialised works’ expenses following lower costs with the Contact Centre.

•	The big savings came from personnel. Total personnel costs were down 9.8% year-on-year despite a 2.8% average increase in salaries.

•	In Q4, within the scope of the HR Restructuring Program agreed with ERSE, EDPD negotiated 37 dismissals and 302 early retirements. In 2004, the HR Restructuring Program resulted in a reduction of 791 employees at EDPD – 86 negotiated dismissals, 705 early retirements – which added to the 500 employees that were reduced in 2003, totals a reduction of 1,291 employees for the first two years of the program. We recall that EDPD’s target was to reduce its workforce by 1,350 employees until 2006. The Regulatory Asset created for this purpose currently amounts to €447 million. In addition, EDPD made 25 retirements during 2004.

•	Another efficiency measure regarding HR, outside that negotiated with ERSE, consists of the “flexible retirement”. In 2004, EDPD signed agreements with 281 early retirees to bring forward their retirement age, which implies a total extraordinary cost of €10.5 million and should enable personnel costs savings of €37 million over the next 5 years. This is reflected in “early retirement correction” and “social benefits with early retirees” items.

•	All in all, in 2004, the HR Restructuring Program enabled personnel costs savings at EDPD of €33 million (€22 million from negotiated dismissals and early retirements and €11 million from anticipating the retirement age). However, these costs reductions, which mostly impact on the “early retirement correction” and “social benefits with early retirees” items, do not show at the consolidated level because EDP uses the provision, specially created at the Holding level to cover for early retirement costs, directly against the personnel costs line.

•	Productivity has been increasing consistently. Energy sales per employee increased by 33% over the last 2 years.

Customers/Employee & Sales/Employee

(1)	The “Deferred Income” initially created to cover for the costs of the Early Retirees within the HR Restructuring Program was reclassified under “Provisions

EDP Distribuição

Operating Income Statement (€ m)	2004	2003	Δ%
Electricity sales - Group	86,8	35,7	—
Electricity sales - Non-Group	3.431,3	3.510,6	-2,3%
Services provided	23,9	24,7	-3,3%
Other sales	2,7	1,9	40,5%
Operating Revenues	3.544,7	3.573,1	-0,8%
Direct Activity Costs	2.324,1	2.364,0	-1,7%
Gross Profit	1.220,6	1.209,1	1,0%
Gross Profit/Revenues	34,4%	33,8%	0,6	p.p.
Materials and goods for resale	124,2	111,3	11,6%
Supplies and services - Group	101,5	90,7	11,9%
Supplies and services - Non-group	114,9	115,6	-0,6%
Personnel costs	355,1	393,8	-9,8%
Concession fees	186,1	171,7	8,4%
Other operating costs (or revenues)	(13,2)	(13,4)	1,5%
Own work capitalised	(196,4)	(183,8)	-6,8%
Operating Costs	672,2	685,9	-2,0%
EBITDA	548,4	523,2	4,8%
EBITDA / Revenues	15,5%	14,6%	0,8	p.p.
Depreciation and amortisation	352,4	345,5	2,0%
Comp. of subsidised assets’ depreciation	(72,4)	—	—
Provisions	47,6	42,7	11,5%
EBIT	220,8	135,0	63,6%
EBIT/ Revenues	6,2%	3,8%	2,5	p.p.

Investment (€ m)	2004	2003	Δ%
Distribution Grid	414,8	346,7	19,6%
Information Systems	7,2	14,8	-51,5%
Other Investments	46,5	43,2	7,6%

Operating Investment	468,4	404,7	15,8%
Investment Subsidies - Cash	88,0	59,7	47,4%
Investment Subsidies - Kinds	70,4	61,0	15,3%

(-) Total Investment Subsidies	158,4	120,8	31,2%

Operating investment excl. subsidies	310,0	283,9	9,2%

•	Even though gross profit increased by a mere 1.0% year-on-year, the company’s efforts to improve its operating efficiency enabled a 4.8% year-on-year increase in EBITDA, up to €548.4 million in 2004.

•	Concession fees (based on the previous year’s LV sales, up 7.2%) reflect a 0.25 p.p. increase to 7.5% in the average rate paid to municipalities.

•	Provisions for the period totalled €47.6 million, up 11.5% year-on-year. In 2003, provisions benefited from a change in EDPD’s accounting procedures (the constitution of provisions for doubtful clients was netted off against the extraordinary gains resulting from the reversal of this kind of provision), which was not the case in 2004 as most of the extraordinary gains with provisions resulted from the write-off of existing debts.

•	The compensation of the amortisation of subsidised assets’, which had been until 2003 considered an extraordinary gain, was accounted for as an operating item.

•	EDPD’s total operating investment increased 15.8% year-on-year to €468.4 million in 2004, of which 89% was invested in the distribution grid to improve the quality of service. Investment in the distribution grid was up 19.6% year-on-year and allowed for an improvement of the equivalent interruption time at the MV grid (215 min in 2004, down from 341 min in 2003).

Hidrocantábrico (100%) - Generation & Supply

Spain Energy Balance (GWh)	2004	2003	Δ%
Generation	194.221	183.633	5,8%
Special Regime	43.959	39.659	10,8%
Imports	8.061	8.537	-5,6%

Market Sales & Purchases	246.241	231.830	6,2%

Regulated Distribution	156.704	158.804	-1,3%
Supply	78.209	65.561	19,3%
Exports	11.328	7.465	51,8%

Source: OMEL

HC’s Net Electricity Generation (GWh)	2004	2003	Δ%
Hydroelectric	854	861	-0,8%
Nuclear	1.237	1.257	-1,6%

Aboño	6.644	6.573	1,1%
Soto de Ribera	3.712	3.918	-5,3%

Coal	10.356	10.491	-1,3%

Castejón CCGT	1.961	1.546	26,8%

Total Generation	14.407	14.154	1,8%
Pumping	(109)	(127)	13,9%
Energy delivered to the Pool	14.298	14.028	1,9%

HC’s market share in wholesale market	7,4%	7,6%	-0,3	p.p.

Generation - Selling Price & Fuel Costs	2004	2003	Δ%
Avg. HC Selling Price to the Pool (€/MWh) (1)	33,8	35,8	-5,6%
Avg. HC Fuel Cost (€/MWh) (2)	20,7	16,1	28,6%

Supply - Electricity Sales to Clients	2004	2003	Δ%
Electricity Supplied (GWh)	4.616	4.712	-2,0%
Sales of Electricity Supplied (€ m)	259,1	260,8	-0,7%
Number of Clients	5.276	3.376	56,3%

Gross Profit (Generation + Supply)	2004	2003 (3)	Δ%
Revenues	806,1	911,4	-11,5%
Direct Activity Costs	546,7	597,6	-8,5%

Gross Profit	259,4	313,8	-17,3%

•	Demand in the Spanish electricity market grew 4.0% (REE source) versus 2003, explained by higher economic activity. Hidrocantábrico’s generation output was up 1.8% in 2004 mostly due to a 26.8% increase in CCGT Castejón’s generation in a dry period (Spanish hydrological coefficient dropped from 1.15 to 0.79), which compensated the 5.3% decrease at Soto de Ribera’s electricity generation following triennial maintenance works at Soto de Ribera III last April.

•	Pool prices, although lower than in 2003, were able to recover in the last quarter to approximately €40/MWh on average as a result of the abnormally dry period. It is important to note that in 2004 Hidrocantábrico was able to account €9.5 million of CTCs by differences as a receivable, which partly compensated the lower pool price.

•	During 2004 the increase in fuel costs put pressure on Hidrocantábrico’s generation margins. The increase in the price of imported coal is mainly explained by demand pressures in China and India, while the cost of natural gas, although lower than in 2003, was influenced in the last quarter by the increase in the oil price and its derivatives during 2004.

•	Overall, Gross Profit of the Generation and Supply activities decreased 17% (with a recovery in the last quarter thanks to a higher pool price) mostly explained by the increase in average fuel costs and a lower average selling price to the pool, which had a negative impact of €64.7 million and €24.5 million, respectively. This was partly offset by the increase in the electricity sold to the pool (+€5.3 million), positive CTCs by differences (+€12.3 million versus 2003) and a better performance of the supply activity which benefited from the average lower pool prices (+€5.7 million).

(1)	Includes wholesale market, ancillary services and capacity payment.

(2)	Excluding hydroelectric emission to calculate the average.

(3)	2003 figures include sales and purchases of gas.

Hidrocantábrico (100%) - Electricity Distribution & Gas Activity

Elect. Distribution (GWh)	2004	2003	Δ%
Low Voltage	2.254	2.148	4,9%
Medium Voltage	1.057	991	6,7%
High Voltage	5.691	5.520	3,1%

Electricity Distributed	9.002	8.659	4,0%
of which: access clients	1.403	1.245	12,7%

Elect. Distribution (€ m)	2004	2003	Δ%
Transmission	7,6	6,4	19,2%
Distribution	93,4	92,6	0,9%
Commercialisation	7,4	7,7	-3,4%

Elect. Regulated Revenues	108,4	106,6	1,7%

Direct Clients in Elec. Distribution

Electricity Distribution: Distribution revenues reflect the allowed revenue agreed for 2004 by Decree Law, while the rise in the transmission revenue is due to the new transmission grid put into service whose remuneration is based on the return on invested capital (10-year Spanish Treasury Bond plus 150 bps). According to the Decree Law that sets the revenues for the Spanish regulated electricity activities for 2005, of the €2,942.7 million attributed to the electricity distribution activity, €95 million were allocated to Hidrocantábrico.

Gas Distribution (GWh) (1)	2004	2003	Δ%
Gas Distributed to direct clients	7.227	4.370	—
Gas Distributed to access clients	14.832	5.257	—

Total Gas Distributed	22.059	9.627	—

Gas Supply (GWh)	2004	2003	Δ%
Basque Country	9.099	2.934	—
Rest of Spain	1.890	2.777	—

Gas Supplied	10.989	5.711	—

Gas Distribution (€ m) (1)	2004	2003	Δ%
Transmission	10,5	5,5	—
Distribution	96,5	63,1	—
Commercialisation	11,1	5,3	—

Gas Regulated Revenues	118,0	73,9	—

Gas Supply (€ m)	2004	2003	Δ%
Basque Country	119,9	65,6	—
Rest of Spain	25,7	41,5	—

Gas Sales	145,5	107,0	—

Direct Clients in Gas Distribution

Clients in Gas Supply

Gas consumption in Spain was up 16% in 2004 because of the increase in electricity generation based on CCGT technology. The increase in the number of clients, particularly in the liberalised segment, also contributed to this growth.

Gas Distribution: The inclusion of Naturcorp in Hidrocantábrico since August 2003 contributed to the 12,432 GWh increase in gas distributed in 2004 vs. 2003. With Naturcorp, Hidrocantábrico had a 7% market share of gas distributed in Spain in 2004 vs. a 4% market share in 2003. According to the Law which sets the revenues for the Spanish regulated gas activities for 2005, of the €1,179.7 million attributed to the gas distribution activity, €120.8 million or 10% were allocated to Naturcorp and its subsidiaries (€108.9 million considering the consolidation method of its subsidiaries).

Gas Supply: The inclusion of Naturcorp also had an important impact on the gas supplied to liberalised clients. In 2004 Hidrocantábrico had a 5.5% share of the liberalised market (excluding supply to the electricity sector) vs. 3.4% in 2003. As for the total Spanish gas market, both regulated and non-regulated, Hidrocantábrico sold 18,216 GWh of gas, corresponding to a 7.2% market share (excluding supply to the electricity sector).

(1)	Operating data considers 100% of Naturcorp’s gas distribution subsidiaries’ figures, while all financial data considers the consolidation method.

Hidrocantábrico (100%)

Business Areas Breakdown	Generation & Supply				Electricity Distribution				Gas (1)			Special Regime
	2004	2003	Δ%		2004	2003	Δ%		2004	2003	Δ%	2004	2003	Δ%
Revenues	806,1	911,4	-11,5%		436,8	428,1	2,0%		635,4	241,8	—	67,8	34,0	99,7%
Direct Costs	546,7	597,6	-8,5%		319,9	315,4	1,4%		483,9	151,5	—	31,1	17,9	73,4%
Gross Profit	259,4	313,8	-17,3%		116,9	112,6	3,8%		151,5	90,4	—	36,8	16,1	129,1%
Gross Profit/Revenues	32,2%	34,4%	-2,2	p.p.	26,8%	26,3%	0,4	p.p.	23,8%	37,4%	—	54,2%	47,3%	7	p.p.
Personnel Costs	38,2	36,2	5,7%		20,7	22,7	-9,0%		17,0	8,7	—	4,7	4,7	0,2%
Other (net)	31,8	33,6	-5,5%		32,6	19,1	70,9%		23,4	14,9	—	3,1	(0,2)	—
Operating Costs	70,0	69,8	0,3%		53,3	41,8	27,4%		40,4	23,6	—	7,8	4,5	74,7%
EBITDA	189,4	244,0	-22,4%		63,6	70,9	-10,2%		111,1	66,8	—	29,0	11,6	150,0%
EBITDA/Revenues	23,5%	26,8%	-3,3	p.p.	14,6%	16,6%	-2,0	p.p.	17,5%	27,6%	—	42,7%	34,1%	8,6	p.p.
Depreciation	95,5	93,3	2,3%		30,6	29,1	5,2%		30,7	18,5	—	14,1	5,9	140,5%
Comp. of subsidised assets’ dep.	(0,1)	—			(1,8)	—	—		(1,5)	—	—	(0,2)	—	—
Provision	0,7	0,8	-16,6%		0,4	1,1	-67,2%		0,5	0,0	—	0,2	0,7	-77,5%
EBIT	93,5	149,9	-37,6%		34,4	40,6	-15,3%		81,5	48,2	—	14,9	5,0	198,7%
EBIT/Revenues	11,6%	16,4%	-4,8	p.p.	7,9%	9,5%	-1,6	p.p.	12,8%	19,9%	—	22,0%	14,7%	7,3	p.p.

# of employees	562	585	-3,9%		357	395	-9,6%		299	277	8,1%	121	98	23,5%

Δ YoY € million

Generation & Supply: The EBITDA of the electricity generation and supply activity fell 22.4% mainly due to higher fuel costs and, to a lesser extent, lower pool prices in 2004. Nevertheless, lower pool prices were compensated by CTCs and by better supply margins.

The internal transfer of employees to the supply activity had a negative impact on personnel costs. Operating costs remained flat since the revenues (‘other revenues’) associated with the customer relationship management provided to Hidrocantábrico’s distribution activities compensated the increase in personnel costs.

Electricity Distribution: The rise in regulated revenues, higher revenues from rentals of underground network infrastructure and maintenance works provided to wind farms contributed to the 3.8% gross profit increase in 2004. Operating costs are not comparable with 2003 because some of the costs at the holding level are now allocated to this activity (-€9.9 million). On a comparable basis EBITDA would have increased by 4%.

Gas: The €44.4 million increase at this activity’s EBITDA is mostly explained by the full year consolidation of Naturcorp, which was acquired by Hidrocantábrico in July 2003. It is important to note that the bulk of Gas EBITDA comes from the regulated distribution activity, thus providing stable operating cash-flows.

Special Regime: As a result of the capacity increase from 143 MW in 2003 to 346 MW in 2004 (+142 MW in wind, +39 MW in waste and +18 MW in cogeneration), with substantial investment in the period, the net output went up 179% to 586 GWh. It is important to note that, wind farms reached 223 MW of installed capacity and 272 GWh of electricity output (despite of the stoppages due to lack of wind), contributing with €17.1 million to 2004 gross profit, a €15.5 million increase compared to 2003.

(1)	In 2003, Naturcorp was fully consolidated since August

Hidrocantábrico (100%)

Capex (€ m)	2004	2003	Δ%
Generation	33,1	21,2	55,9%
Electricity supply	1,8	5,2	-66,3%
Electricity distribution	38,7	47,0	-17,5%
Gas	56,6	30,0	88,7%
Special regime	168,0	78,3	114,6%
Other	9,1	10,8	-15,8%

Operating investment	307,3	192,5	59,6%
Recurring investment	135,1	111,3	21,4%
Non-recurring investment	172,3	81,2	112,0%

(-) Subsidies	13,2	14,9	-11,5%

Capex	294,1	177,6	65,6%

Financial Results (€ m)	2004	2003	Δ%
Net financial interest paid	(77,4)	(84,4)	8,3%
Income from group&associated cos.	3,1	2,0	52,9%
Goodwill amortisation	(81,1)	(70,0)	-16,0%
Other	(1,6)	(3,7)	56,8%

Financial results	(157,0)	(156,0)	-0,6%

Goodwill amortization (€ m)	2004	2003	Δ%
Merger goodwill	46,5	46,5	0,0%
Naturcorp	32,6	19,0	71,6%
Genesa	1,5	1,6	-6,9%
Other	0,5	2,8	-82,9%

Total	81,1	70,0	16,0%

Extraordinary results (€ m)	2004	2003	Δ%
Fixed assets gains / (losses)	20,9	(0,2)	—
Prior year adjustment (net)	(6,6)	(11,0)	39,5%
Other gains / (losses)	13,8	12,8	7,8%

Extraordinary results	28,1	1,7	—

2004 Capex Breakdown

•	Capital expenditure increased 65.6% compared to 2003, mainly explained by strong investments in the Special Regime activity and by the full year consolidation of Naturcorp.

•	Investments in Special Regime had a strong increase in the period with the conclusion of the Albacete wind farm (124 MW), which started operations in November 2004. During 2004 Hidrocantábrico invested €96.4 million in this project, which is expected to have an IRR of 10.6%. Additionally, Hidrocantábrico invested €11.0 million in completing 39 MW of waste generation plants.

•	Regarding the Gas activity, Hidrocantábrico invested €17.7 million in the gas transport network and €26.3 million in the gas distribution network in 2004.

•	Following the financial debt reduction from €1,965 in 2003 to €1,806 in 2004, net interest charges improved by 8.3%. However, total financial results decreased 0.6% as a result of higher non-cash costs (due to the full year consolidation of the goodwill on Naturcorp’s acquisition).

•	In the 4Q2004 Hidrocantábrico divested from non-strategic activities and focused on its traditional business. Hidrocantábrico sold its 34.964% stake in Retecal, a regional cable operator, to Ono, for €57.5 million in cash, which represented a capital gain of €25.0 million.

Hidrocantábrico (100%)

Income Statement (€ m)	2004	2003	Δ%
Revenues	1.783,6	1.656,4	7,7%
Direct Costs	1.218,6	1.125,1	8,3%
Gross Profit	565,0	531,2	6,4%
Gross Profit/Revenues	31,7%	32,1%	-0,4	p.p.
Supplies and services	91,8	83,4	10,1%
Personnel costs	97,7	92,8	5,3%
Other operating costs (or revenues)	15,0	6,5	—
Own work capitalised	(15,3)	(10,0)	-53,5%
Operating Costs	189,2	172,7	9,5%
EBITDA	375,8	358,5	4,8%
EBITDA/Revenues	21,1%	21,6%	-0,6	p.p.
Depreciation	173,6	150,3	15,5%
Compensation of subsidised assets’ depr.	(3,6)	—	—
Provision	0,7	2,7	-74,0%
EBIT	205,1	205,6	-0,2%
EBIT/Revenues	11,5%	12,4%	-0,9	p.p.
Financial Results	(157,0)	(156,0)	-0,6%
Extraordinary Results	28,1	1,7	—
Income Before Taxes	76,3	51,3	48,8%
Income Taxes	23,1	7,2	218,4%
Minorities	17,9	13,0	37,5%

Net Profit	35,3	31,0	14,0%

Number of employees	2004	2003	Δ%
Number of employees	1.566	1.569	-0,2%

Consolidated EBITDA in 2004 increased by 4.8% following:

i) the fall in the generation activity’s gross margin mainly due to a rise of the imported coal prices since the 4Q2003 and lower pool prices during 2004 (-€89.2 million). This was partly offset by positive CTCs (+€12.3 million) and a better gross margin in the supply activity (+€5.7 million);

ii) the 4% increase in the electricity distribution’s gross profit (+€4.2 million), which was due to the increase in regulated revenues and services provided;

iii) the €17.4 million increase in the special regime EBITDA benefiting from the Cantábrico (65 MW), Arlanzón (34 MW) and Albacete (124 MW) wind farms;

iv) the €44.4 million increase in the EBITDA of the gas activity following consolidation of Naturcorp since August 2003;

•	Depreciation increased 15.5% following the full year consolidation of Naturcorp and the investments made in the special regime activity.

•	Net Profit increased 14.0% following new capacity in wind farms, the full year consolidation of Naturcorp and the capital gain on the sale of Retecal.

Note:	Hidrocantábrico P&L was proportionally consolidated (40%), while its Balance Sheet was fully consolidated.

Brazil - Distribution

Energy Sales & Gross Profit	Bandeirante			Escelsa			Enersul
	2004	2003	Δ%	2004	2003	Δ%	2004	2003	Δ%
Energy Sales (GWh)
Electricity delivered to distribution	13.442	12.390	8,5%	8.254	8.185	0,8%	3.606	3.391	6,4%
Distribution losses	(1.254)	(1.009)	24,2%	(1.076)	(997)	7,9%	(578)	(533)	8,4%
Residential customers	2.283	2.132	7,1%	1.192	1.195	-0,3%	912	872	4,6%
Industrial customers	4.355	5.227	-16,7%	2.498	2.745	-9,0%	580	654	-11,4%
Commercial customers	1.235	1.180	4,7%	775	754	2,8%	585	547	6,8%
Other customers	941	1.004	-6,2%	856	888	-3,6%	762	712	7,0%
Distribution companies	—	—	—	305	318	-4,2%	12	30	-60,3%
Electricity sales	8.814	9.543	-7,6%	5.626	5.900	-4,7%	2.850	2.816	1,2%
Third-party access	3.375	1.837	83,7%	1.552	1.287	20,6%	178	41	332,4%

Total Electricity Distributed	12.189	11.381	7,1%	7.178	7.187	-0,1%	3.028	2.857	6,0%

Gross Profit (R$ m)
Residential customers	717,7	599,6	19,7%	329,5	301,3	9,4%	272,0	219,7	23,8%
Industrial customers	728,4	734,9	-0,9%	339,4	315,9	7,4%	111,3	97,9	13,7%
Commercial customers	331,9	283,5	17,1%	195,8	171,0	14,5%	170,2	135,0	26,1%
Other customers	180,8	164,8	9,8%	149,6	139,7	7,1%	146,2	115,0	27,1%
Distribution companies	—	—	—	28,5	26,2	8,9%	1,9	4,8	-59,8%
Electricity sales	1.958,9	1.782,8	9,9%	1.042,9	954,0	9,3%	701,6	572,4	22,6%
Third-party access revenues	121,8	34,1	257,3%	81,6	39,2	108,3%	11,1	2,3	375,2%
Other Revenues (1)	(129,2)	(142,5)	9,3%	(64,8)	(49,5)	-30,9%	(11,6)	(11,1)	-4,0%

Total Revenues	1.951,5	1.674,4	16,5%	1.059,6	943,7	12,3%	701,1	563,6	24,4%
(-) Direct activity costs	1.237,6	1.235,7	0,2%	672,6	580,2	15,9%	357,2	288,3	23,9%

Gross Profit	713,8	438,7	62,7%	387,0	363,5	6,5%	344,0	275,3	24,9%

Average Tariff to customers (R$/MWh)	222,2	186,8	19,0%	185,4	161,7	14,6%	246,2	203,3	21,1%

Total Electricity distributed by Brazilian Subsidiaries (GWh)

•	Total electricity distributed by EDP’s subsidiaries in the Brazilian market increased 4.5% reflecting a stronger economic environment in that region. This is mostly evidenced in the highly industrialized São Paulo region served by Bandeirante, where industrial consumption (direct + third-party) increased 9%. Consumption in Escelsa’s concession area remained flat due to the mild temperatures and high rainfall during part of 2004 that affected the residential and rural segment, respectively, and also due to the implementation of auto-generation solutions by big clients. On the other hand Enersul’s region saw unusually high temperatures and dry weather during 2004 (residential and rural), and benefited from strong local economic growth.

•	Bandeirante’s gross profit increased 63% as a result of the 7.1% growth in consumption and the effect of the tariff increases granted in the tariff revision of October 2003 (+18.08%) and tariff adjustment of October 2004 (+15.95%). It is important to note that, in October 2004 ANEEL reduced the agreed tariff increase of October 2003, from 18.08% to 10.51%, as a result of a provisional correction of the company’s Regulatory Asset Base. This could have a retroactive impact estimated at R$103.9 million related to excess revenues booked between October 2003 and October 2004. This amount was fully provisioned in the 9M2004 (please see the 9M2004 Financial Results for more details).

•	Escelsa’s gross profit increased 6.5% following a flat consumption growth and the effect of the tariff increases granted in the tariff adjustment of August 2003 (+17.30%) and tariff revision on August 2004 (+4.96%). The tariff increase granted in August 2004 is broken down as follows: i) a 6.33% increase from the tariff revision process; ii) a 3.74% increase due to the compensation of the past deviation on non-controllable costs; and iii) a 5.11% reduction from a negative adjustment in Escelsa’s Regulatory Asset Base, which had a retroactive effect in the tariffs charged to clients since August 2001. As a result, Escelsa is giving back R$56.7 million to tariffs until August 2005, which were already booked in the 9M2004 (please see the 9M2004 Financial Results for more details).

•	The 24.9% increase in Enersul’s gross profit in the 2004 is mostly related to the strong consumption increase and to the 17.02% tariff increase in April 2004.

(1)	Includes Tariff Repositions, Tariff Accurals, Taxes over Revenues, Non-Invoiced Electricity and other revenues.

Brazil

P&L	Bandeirante				Escelsa				Enersul				Generation & Trading (1)
R$ million	2004	2003	Δ%		2004	2003	Δ%		2004	2003	Δ%		2004	2003	Δ%
Revenues	1.951,5	1.674,4	16,5%		1.059,6	943,7	12,3%		701,1	563,6	24,4%		396,4	231,7	71,1%
Direct Activity Costs	1.237,6	1.235,7	0,2%		672,6	580,2	15,9%		357,2	288,3	23,9%		221,4	102,9	115,2%
Gross Profit	713,8	438,7	62,7%		387,0	363,5	6,5%		344,0	275,3	24,9%		175,0	128,8	35,9%
Gross Profit/Revenues	36,6%	26,2%	10,4	p.p.	36,5%	38,5%	-2,0	p.p.	49,1%	48,9%	0,2	p.p.	44,2%	55,6%	-11	p.p.
Materials and goods for resale	6,6	7,0	-6,5%		10,3	8,6	19,0%		13,9	11,7	19,0%		0,4	0,3	15,0%
Supplies and services	101,5	75,2	35,0%		58,2	43,0	35,4%		45,1	35,7	26,4%		56,4	61,1	-7,8%
Personnel costs	92,0	92,3	-0,3%		73,4	71,0	3,3%		59,2	53,3	11,0%		6,1	4,6	32,0%
Other operating costs (revenues)	12,0	9,5	26,5%		15,3	35,8	-57,1%		3,4	16,2	-79,2%		4,2	2,9	46,7%
Operating Costs	212,2	184,1	15,3%		157,2	158,4	-0,8%		121,5	116,8	4,0%		67,0	68,9	-2,8%
EBITDA	501,7	254,7	97,0%		229,8	205,1	12,1%		222,5	158,5	40,3%		108,0	59,9	80,3%
EBITDA/Revenues	25,7%	15,2%	10,5	p.p.	21,7%	21,7%	0,0	p.p.	31,7%	28,1%	3,6	p.p.	27,2%	25,9%	1,4	p.p.
Depreciation	84,5	72,8	16,0%		61,1	59,1	3,3%		55,0	54,6	0,7%		17,1	15,0	14,2%
Provision	109,3	5,6	—		12,8	17,9	-28,5%		13,5	14,7	-7,8%		3,6	—	—
EBIT	307,9	176,2	74,7%		155,9	128,1	21,7%		154,0	89,2	72,5%		87,3	44,9	94,3%

Financial Debt (Non-Group + Group)	783,6	790,6	-0,9%		1.577,8	1.650,1	-4,4%		544,5	587,5	-7,3%		660,9	219,8	200,8%
# employees	1.206	1.261	-4,4%		1.227	1.309	-6,3%		902	944	-4,4%		228	196	16,3%

Bandeirante: In 2004 Bandeirante benefited from strong consumption increase and higher tariffs, which contributed to the 97% rise at the EBITDA level. During this period the company implemented an integrated modernisation program, which had an impact on software fees and third-party services. This program includes the Customer Care & Service system to improve client management and preventive maintenance programs, launched in the last quarter, to improve the technical service quality. It is important to note that the equivalent interruption time per customer decreased 18% from 8.2 hours in 2003 to 6.8 hours in 2004.

Escelsa: Although demand was flat, Escelsa was able to increase gross profit and EBITDA thanks to tariff increases and a slight decrease in operating costs. In 2004 Escelsa decided to outsource network maintenance services, as well as the call center, incurring therefore in higher supplies and services costs. This contributed to the reduction of 82 employees and to an increase in personnel costs below inflation. Additionally, the company incurred in higher costs with services regarding electricity cuts (due to non-payment from clients) and subsequently re-connections, a measure implemented with the aim of increasing clients’ collection and reducing bad debts. The equivalent interruption time per customer increased 7% from 10.7 hours in 2003 to 11.5 hours in 2004, as a result of two incidents in the transmission system (not considering this, interruption time would have decreased to 10.1 hours).

Enersul: The company benefited from the strong consumption increase and higher tariffs, which contributed to the 40% rise at the EBITDA level. During 2004 Enersul incurred in higher costs with the mailing of invoices (following a court decision that all invoices have to be send by post), with electricity cuts and re-connections, and with maintenance of the network (mainly as a result of network increase). It is important to note that the equivalent interruption time per customer decreased 14% from 11.1 hours in 2003 to 9.5 hours in 2004. Personnel costs were affected by annual salary adjustments above 10%.

Generation & Trading: In December 2004 EDP divested from the Fafen cogeneration plant for R$96 million. Therefore, financial figures only include Fafen until November 2004. Regarding the Lajeado hydroelectric power plant, EDP’s right on its output amounted to 1,187 GWh and electricity sales increased 10.0% from R$80.1 million to R$88.1 million following the tariff increase, which is linked to inflation (IGMP). Additionally, the 77% increase in energy sold by the trading and supply company Enertrade (from 2,737 GWh in 2003 to 4,849 GWh in 2004), together with lower supplies and services (decrease of the rental fee paid to Investco – owner of Lajeado’s power plant), also contributed to the 80.3% increase in EBITDA.

(1)	This section includes Lajeado hydro power plant, Fafen cogenaration until November 2004 and the trading/supply company Enertrade.

Brazil

Capex (R$ million)	2004	2003	Δ%
Bandeirante	119,9	136,3	-12,0%
Escelsa	108,6	64,5	68,5%
Enersul	93,7	56,0	67,4%

Distribution	322,3	256,7	25,5%

Investco - Lajeado (27.65%)	5,8	20,2	-71,5%
Fafen (1)	—	109,7	—
Peixe Angical	700,1	70,3	895,7%
Enertrade	0,5	0,4	25,6%

Generation & Trading	706,3	200,6	252,1%

EDP Brasil S.A. and other	1,3	3,8	-65,3%

Total Capex	1.029,9	461,1	123,4%

(1)	Fafen was divested in 2004

Financial Debt (R$ million)	2004	2003	Δ%
Local Currency	293,9	486,1	-39,5%
Dollar Denominated Debt	358,7	42,6	742,4%
Bandeirante	652,6	528,7	23,4%
Local Currency	416,9	417,0	0,0%
Dollar Denominated Debt	1.160,8	1.274,4	-8,9%
Escelsa (including Magistra)	1.577,8	1.691,4	-6,7%
Local Currency	310,8	303,3	2,5%
Dollar Denominated Debt	167,6	148,0	13,2%
Enersul	478,4	451,3	6,0%

Distribution	2.708,8	2.671,4	1,4%

Investco - Lajeado (27.65%)	202,7	219,8	-7,8%
Peixe Angical	458,2	—	—

Generation & Trading	660,9	219,8	200,8%

EDP Brasil S.A. and other	141,8	148,0	-4,2%

Total Financial Debt	3.511,5	3.039,2	15,5%

Financial results (R $ million)	2004	2003	Δ%
Net financial interest paid	(407,0)	(428,6)	5,0%
Net foreign exchange differences	123,0	192,3	-36,0%
Selic on rationing losses and ‘Parcela A’	99,4	173,9	-42,8%
Other	(77,4)	(16,6)	-367,5%

Financial results	(262,0)	(79,0)	-231,5%

•	Capital expenditure in Brazil increased approximately two fold from 2003 mainly as a result of higher investments in the Peixe Angical power plant, which should start operations in 2006. It is important to note that the capex figures for Peixe Angical correspond to 100% of the project, of which EDP owns 60% and Furnas (Electrobrás subsidiary) 40%. The project is also being financed through a R$670 million loan with BNDES. During 2004 EDP equity invested some R$70 million in this project (R$274 million since the start-up of construction).

•	Investments in the distribution activity increased 25.5% as a result of mandatory investments related to the universal connection program – “Universalização” – to all low voltage consumers. During 2004, Bandeirante, Escelsa and Enersul invested R$3.2 million, R$25.5 million and R$36.3 million, respectively. Such investments are expected to be higher in Enersul’s concession because of its geographical and demographic characteristics. Nevertheless, capital expenditure with “Universalização” is expected to be remunerated in the tariff revisions of each distribution company.

•	Financial debt increased 15.5% or R$472.3 million vis-à-vis 2003, mainly as a result of the R$458.2 million funding obtained from BNDES for the construction of the Peixe Angical power plant. Regarding Bandeirante, the 23.4% increase in external financial debt is related to the US$100 million funding obtained from IDB (Interamerican Development Bank) to finance investment projects. This long term US Dollar debt, besides improving Bandeirante’s debt profile, is hedged against Real/Dollar volatility.

•	Financial results were R$183.0 million worse than in 2003, mainly due to:

i) a drop in foreign exchange gains as a result of the lower appreciation of the Real against the US Dollar (+22% in 2003 versus +9% in 2004) that affects the dollar denominated debt in Brazil. Please note that Escelsa Senior Notes (US Dollar emission) is hedged at the EDP level (see chart on the next page);

ii) lower accrued interests on the asset to be recovered relating to the rationing losses and Parcela A, following the recovery of receivables through tariffs, the drop in the selic rate (avg. 2003 22.9% versus avg. 2004 16.3%), and a negative adjustment on the asset to be recovered (R$25 million impact in this line) - this was partly compensated by lower interests cost from the special loan with BNDES to compensate these regulatory losses;

iii) a R$54.1 million provision (accounted in ‘other’) related to the doubtful recovery of a loan granted by Escelsa (through Magistra) to ESC90 Telecomunicações Ltda., a telecommunications operator where Escela holds a 49% stake (not consolidated).

Brazil

Income Statement	R$ million				€ million
	2004	2003	Δ%		2004	2003	Δ%
Revenues	3.920,2	3.362,9	16,6%		1.080,0	972,2	11,1%
Direct Activity Costs	2.297,9	2.148,9	6,9%		633,1	621,2	1,9%
Gross Profit	1.622,2	1.214,0	33,6%		446,9	351,0	27,3%
Gross Profit/Revenues	41,4%	36,1%	5,3	p.p.	41,4%	36,1%	5,3	p.p.
Materials and goods for resale	31,1	35,3	-11,8%		8,6	10,2	-15,9%
Supplies and services	290,4	227,6	27,6%		80,0	65,8	21,6%
Personnel costs	254,6	239,0	6,5%		70,1	69,1	1,5%
Other operating costs (or revenues)	35,9	66,3	-45,8%		9,9	19,2	-48,4%
Operating Costs	612,0	568,2	7,7%		168,6	164,3	2,6%

EBITDA	1.010,2	645,9	56,4%		278,3	186,7	49,1%
EBITDA/Revenues	25,8%	19,2%	6,6	p.p.	25,8%	19,2%	6,6	p.p.
Depreciation	218,4	201,9	8,2%		60,2	58,4	3,1%
Provision	141,5	38,2	270,5%		39,0	11,0	253,0%

EBIT	650,3	405,7	60,3%		179,2	117,3	52,7%
EBIT/Revenues	16,6%	12,1%	4,5	p.p.	16,6%	12,1%	4,5	p.p.
Financial Results	(262,0)	(79,0)	—		(72,2)	(22,9)	—
Extraordinary Results	(95,4)	(166,4)	42,7%		(26,3)	(48,1)	45,4%

Income Before Taxes	292,9	160,3	82,7%		80,7	46,3	74,1%
Income taxes	43,4	140,3	-69,1%		11,9	40,6	-70,5%
Minority Interests	74,8	78,1	-4,2%		20,6	22,6	-8,7%

Net Profit	174,7	(58,2)	—		48,1	(16,8)	—

Adjusted Net Profit 2004 (R$ m)

•	EBITDA increased 56.4% following the rise in consumption and tariff increases at the distribution companies. However, EBITDA does not reflect the effects of ANNEL’s retroactive correction to Bandeirante’s regulatory asset base, which implied a reduction of the agreed tariff in October 2003 from 18.08% to 10.51% and should be confirmed in October 2005. The possible excess revenues of R$81.2 million booked by Bandeitante in 2004, were already provisioned and are reflected at the EBIT level (a further R$22.7 million related to 2003 booked as an extraordinary loss).

•	EDP in Brazil is focused on reducing controllable costs, namely through the reduction in the number of employees. Total headcount was down by 140 (the distribution activity dismissed 179 employees) between 2003 and 2004 but this effort was marred by the inflationary environment in Brazil, which led to salary adjustments above 10%.

•	Extraordinary results in 2004 include: i) R$58.5 million as prior years’ costs related to ANEEL’s correction on Bandeirante’s October 2003 tariff revision and on Escelsa’s August 2001 tariff revision; ii) a R$7.6 million capital loss related to the divestment of the 80% stake in Fafen, which was sold to Petrobrás in December 2004 for R$96 million; and iii) a R$9.3 million loss related to the sale of Enersul’s Campo Grande gas turbine, which was sold in the 3Q2004 for a net amount of R$42.3 million.

•	Net profit increased sharply to R$174.7 million on the back of the good operating performance. Taking into account, the forex loss in Escelsa Senior Notes held by EDP, which is consolidated at group level, net profit in 2004 would still have been R$116.6 million.

Telecoms - ONI Group

Operating Income Statement ( € m)	ONI Telecom	Comunitel	ONI Group
Voice	73,2	162,7	209,0
Data & Internet	61,2	20,9	79,6
Other	23,5	3,9	28,8
Telecommunication services	157,9	187,5	317,3
Equipment sales	4,5	0,8	8,1
Operating revenues	162,5	188,3	325,4
Telecommunication services	71,3	115,0	160,6
Equipment sales	4,2	0,5	7,3
Direct activity costs	75,5	115,5	167,9

Telecommunication services	86,6	72,5	156,8
Equipment sales	0,4	0,3	0,8
Gross Profit	87,0	72,8	157,6
Gross Profit/Revenues	53,5%	38,6%	48,4%
Supplies and services	46,7	39,0	81,3
Personnel costs	27,4	23,4	54,0
Other operating costs (or revenues)	(0,1)	0,2	0,1
Own work capitalised	(0,0)	—	(0,0)
Operating costs	73,9	62,6	135,4
EBITDA	13,0	10,2	22,1
EBITDA/Revenues	8,0%	5,4%	6,8%
Depreciation and amortisation	44,3	20,1	64,2
Provisions	2,2	1,7	3,9
EBIT	(33,4)	(11,6)	(45,9)
EBIT/Revenues	(20,6%)	(6,2%)	(14,1%)

Number of Employees	2004	2003	Δ%
ONI Telecom	572	559	2,3%
Comunitel	447	546	-18,1%
Other	72	75	-4,0%

Total	1.091	1.180	-7,5%

Investment (€ m)	2004	2003	Δ%
ONI Telecom	13,0	15,2	-14,8%
Recurring	3,9	3,2	19,6%
Non-recurring	9,2	12,0	-23,5%
Comunitel	20,5	30,9	-33,9%
Recurring	0,8	8,2	-90,7%
Non-recurring	19,7	22,8	-13,6%

Total operating investment	33,4	46,2	-27,6%

•	Voice traffic was up 16.4% year-on-year, mostly due to a 29.8% increase in the corporate segment, of which Comunitel was a big contributor with a 45.4% increase. ISP traffic decreased 26.8% as a result of the continued transfer of ONI’s clients from dial-up to broadband access.

•	Operating revenues at Comunitel increased 9.2% year-on-year mostly due to an €11.3 million increase in revenues from pre-paid cards and a 37.3% increase in revenues from data & Internet services following an improved offer in direct access through ULL (Unbundling of the Local Loop). The completion of the first phase of the distribution network in Spain is also allowing the company to increase the number of voice and internet clients.

•	Operating revenues at ONI Telecom remained stable: (i) an increasingly competitive environment, mostly at the residential level, that resulted in a 6.5% decrease in revenues from voice services; (ii) a 18.9% decrease in revenues from rented capacity due to the termination of some contracts, which were partly offset by (iii) a €6.5 million increase in other telecommunications services such as e-services and infra-structure services. Looking only at the corporate segment, revenues increased 5.3% year-on-year, on the back of innovative products for small and medium sized companies and improved quality of service.

•	Operating investment totalled €33.4 million, down 27.6% year-on-year since ONI has completed the bulk of its investments in infrastructure.

Telecoms - ONI Group

Operating Income Statement (€ m)	2004	2003(1)	Δ%
Voice services	209,0	210,0	-0,5%
Data & Internet services	79,6	76,5	4,0%
Other services	28,8	21,8	31,8%
Telecommunications services	317,3	308,3	2,9%
Equipment sales	8,1	4,5	—
Operating revenues	325,4	312,9	4,0%
Telecommunication services	160,6	166,1	-3,4%
Equipment sales	7,3	3,9	—
Direct activity costs	167,9	170,0	-1,3%
Telecommunication services	156,8	142,2	10,2%
Equipment sales	0,8	0,6	—
Gross Profit	157,6	142,8	10,3%
Gross Profit/Revenues	48,4%	45,6%	2,8	p.p.
Supplies and services - Group	3,8	0,8	—
Supplies and services - Non-Group	77,5	76,6	1,1%
Personnel Costs	54,0	57,3	-5,7%
Other operating costs (or revenues)	0,1	(0,8)	—
Own work capitalised	(0,0)	—	—
Operating costs	135,4	133,9	1,2%
EBITDA	22,1	8,9	147,5%
EBITDA/Revenues	6,8%	2,9%	3,9	p.p.
Depreciation and amortisation	64,2	68,6	-6,5%
Provisions	3,9	4,3	-9,2%
EBIT	(45,9)	(64,0)	28,2%
EBIT/Revenues	(14,1%)	(20,4%)	6,3	p.p.

•	Consolidated operating revenues at ONI increased 4.0% year-on-year, mostly due to: (i) a 4.0% growth in the proceeds from data & Internet services and (ii) a €6.9 million increase in revenues from other telecommunication services such as e-services and infra-structure services. Proceeds from voice services stood flat at around €210 million.

•	Gross profit was up 10.3% year-on-year to €157.6 million in 2004 and gross margin increased 2.8 p.p. following: (i) a 1.0 p.p. improvement in ONI Telecom’s gross margin, which benefited from an increase in revenues from direct voice services (which has higher margins than indirect voice services), lower interconnection costs and a decrease in the cost of leased lines, and (ii) a 1.9 p.p. improvement in Comunitel’s gross margin, reflecting a more profitable mix of telecom services.

•	The ONI Group’s supplies & services increased 5.0% year-on-year, reflecting: (i) a 9.4% decrease at ONI Telecom following a continued focus on efficiency, with savings being mostly achieved at the fixed network and O&M expenses, which was mitigated by a (ii) 16.0% increase in Comunitel’s supplies & services, following the increase in the company’s operating activity. Personnel costs decreased 5.7% reflecting a headcount reduction.

•	EBIT improved €18.1 million when compared to 2003, following a 6.5% drop in depreciation and amortisation, reflecting the end of the amortisation period of part of ONI’s assets and a decrease in investment needs.

•	By the end of 2004, through a €65 million shareholders loan, ONI’[s shareholders fulfilled the first part of a financing plan of €100 million. The remaining €35 million will be carried out in 2005.

•	Ending 2004, and in order to fulfil the requirements of article 35 of Portuguese Commercial Companies Code, ONI S.G.P.S. incorporated into its share capital €324.1 million of accumulated losses and subsequently issued €24.0 million of new shares, which were subscribed through the incorporation of shareholders loans, resulting in a new share capital of €100 million.

(1)	In order to provide a like-for-like analysis, the 2003 accounts here presented reflect consolidation adjustments: (i) €28.7 million in operating revenues; (ii) - €17.1 million in direct costs and (iii) - €11.6 million in operating costs.

Consolidated Financial Results & Extraordinary Results

Financial Results (€ m)	2004	2003	Δ%
Income from group&associated cos.	41,0	33,2	23,6%
Investment income	30,5	36,7	-17,0%
Goodwill amortisation	(95,5)	(92,4)	-3,4%
Financial Investments Gains/(Losses)	(24,1)	(22,5)	-6,8%
Net financial interest paid	(324,5)	(354,2)	8,4%
Net foreign exchange differences	12,4	(10,7)	—
Selic on rationing losses and ‘Parcela A’	27,4	50,3	-45,5%
Other	(26,5)	(21,8)	-21,3%
Financing Gains/(Losses)	(311,2)	(336,5)	7,5%

Financial results	(335,3)	(359,0)	6,6%

Income from Equity Method (€ m)	2004	2003	Δ%
REN (30%)	18,9	28,0	-32,6%
CEM (22%)	9,3	10,6	-12,1%
Electra (30.6%)	—	(8,8)	—
Turbogás (20%)	4,9	1,1	—
DECA II (EEGSA (21%))	5,9	2,6	132,7%
Other	1,9	(0,3)	—

Total	41,0	33,2	23,6%

Goodwill amortisation (€ m)	2004	2003	Δ%
Hidrocantábrico	38,3	33,8	13,2%
EBE	8,8	8,9	-0,2%
IVEN (Escelsa/Enersul)	21,6	21,7	0,0%
ACE Holding	3,5	4,3	-17,0%
Comunitel	15,5	16,1	-3,3%
Other	7,7	7,8	-1,1%

Total	95,5	92,4	3,4%

Extraordinary Results (€ m)	2004	2003	Δ%
Fixed assets gains / (losses)	(49,9)	34,2	—
(Increase)/decrease in deprec. & provis.	(51,2)	(56,7)	9,8%
Prior year adjustment (net)	(24,0)	(31,6)	24,2%
Hydrological correction	—	19,3	—
Compensation of subsidised assets’ depr.	—	79,8	—
Bad debts	(13,1)	(15,1)	12,9%
Inventory gains / (losses)	(8,2)	(1,4)	—
Other gains / (losses)	(18,4)	(42,9)	57,1%

Extraordinary Results	(164,7)	(14,4)	—

Financial Results were influenced by:

•	A €7.8 million increase in “Income from group&associated cos.” since last year’s results were depressed by €8.8 million accumulated losses from Electra. This investment was fully provisioned by EDP in YE2003. The decrease in REN was compensated by the increase in both Turbogás and EEGSA.

•	Lower “Investment income” following: i) the sale of the Iberdrola stake in the 2H2003 (dividend received in 2003 €16.8 million) mitigated by ii) Galp (14.268% stake) more than doubling its dividend distribution in 2004, to €13.3 million from €6.2 million in 2003; iii) a €2.3 million increase in dividends from Millennium BCP (4.36% stake) to €12.8 million following the distribution of an ordinary €0.06 gross DPS (April 2004) and an additional €0.03 interim gross DPS (November 2004).

•	The 3,4% increase in “Goodwill amortisation” mainly reflects the acquisition of Naturcorp (HC) in the 3Q2003.

•	“Net financial interest paid” decreased 8.4% following: i) the lower level of average debt in 2004 against 2003 and; ii) lower level of interest rates, mainly in Brazil.

•	“Net foreign exchange differences” in 2004 result from the 9% YTD Real appreciation against the US Dollar (17% in the 2H2004), that affected the dollar denominated debt of our Brazilian subsidiaries.

•	Lower accrued interests on the asset to be recovered related to the 2001/2002 Brazilian rationing program (“Selic on rationing losses and Parcela ‘A’”) following: i) the recovery of receivables through the tariffs and ii) the drop in the Selic interest rate (avg. 23% in 2003 vs. avg. 16% in 2004).

Extraordinary Results are explained by:

•	Fixed assets net losses in 2004 include: i) the write-off of assets (€11.0 million) related to the decommissioning of the Tapada do Outeiro power plant, following the end of its PPA; ii) a R$7.6 million (€2.1 million) loss in the sale of Fafen in Brazil ii) a €35.0 million loss from impairments in goodwill of Edinfor and ACE (IT business). These impairments were registered following the valuation that preceded the agreement to sell 60% of Edinfor to LogicaCMG for €81 million. The effective sale of Edinfor will be accounted for in 2005 and EDP does not expect to register a material accounting gain or loss upon completion of this transaction. These losses were mitigated by a €10 million capital gain in the sale of Retecal by Hidrocantábrico in the 4Q2004.

•	Net increase in deprec. & provisions in 2004 mostly refer to Oni’s €47.5 million extraordinary depreciation and provisions that reflect: i) the reversal of a €40 million tax credit booked in 2002 from the sale of Oni Way to Vodafone. The use of this tax credit is being reviewed by the authorities and as soon as Vodafone starts to benefit from it, the gain will be booked; ii) the amortisation of the right of use of Transgás’s fibre optic network for three years (€5 million), that had been halted in 2002 because of disagreements between Oni and Transgás on the value of the contract and; iii) a provision for tax contingencies (€2.5 million).

•	“Prior year adjustments” in 2004 include: i) €9.9 million from ANEEL’s rectification on Escelsa’s August 2001 tariff revision (see pages 21 and 24) and; ii) €6.2 million to account for ANEEL’s rectification on Bandeirante’s October 2003 tariff revision (this was booked in the 9M2004 as an extraordinary provision) (see pages 21 and 24).

•	The “Compensation of subsidised assets’ depr.” (€79.8 million in 2003) is now accounted for as an operating item;

•	“Inventory losses” reflect EDPP’s downward revaluation of coal stocks (€5,6 million).

•	A €25.1 million cost mostly related with compensations paid in 2004 to early retirees who accepted bringing forward the retirement age (flexible retirement) included in “ Other extraordinary gains/(losses)”.

Consolidated Income Statement

Consolidated Income Statement (€ m)	2004	2003	Δ%
Electricity Sales	6.474,2	6.318,2	2,5%
Other Sales	225,1	138,2	62,9%
Services Provided	522,4	521,2	0,2%
Operating Revenues	7.221,7	6.977,5	3,5%
Electricity and gas	3.303,1	3.360,3	-1,7%
Fuel	546,0	398,0	37,2%
Materials and goods for resale	168,1	162,7	3,3%
Supplies and services	649,5	632,5	2,7%
Personnel costs	642,6	646,6	-0,6%
Concession fees	190,2	175,6	8,3%
Other operating costs (or revenues)	12,8	10,3	25,1%
Own work capitalised	(258,8)	(235,6)	-9,8%
Operating costs	5.253,6	5.150,5	2,0%
EBITDA	1.968,0	1.827,0	7,7%
EBITDA/Revenues	27,3%	26,2%	1,1	p.p.
Depreciation	875,1	845,6	3,5%
Compensation of subsidised assets’ depr.	(79,6)	—	—
Provisions	114,1	75,7	50,7%
EBIT	1.058,4	905,7	16,9%
EBIT/Revenues	14,7%	13,0%	1,7	p.p.
Financial Results	(335,3)	(359,0)	6,6%
Extraordinary Results	(164,7)	(14,4)	—
Pre-tax profit	558,5	532,3	4,9%
Income Taxes	256,8	239,3	7,3%
Defered Taxes	(97,2)	(43,7)	-122,3%
Minorities	(41,3)	(44,4)	6,9%

Net Profit	440,2	381,1	15,5%

Changes in EBITDA 2003 - 2004(€m)

Consolidated EBITDA build-up 2004(€m)

Consolidated Balance Sheet and Cash Flow Statement

Assets (€ m)	2004	YE2003
Fixed assets	18.133,1	15.084,1
Intangible assets, net	2.958,5	1.849,7
Tangible assets, net	13.559,3	11.651,6
Financial Investments, net	1.615,3	1.582,8
Other assets	3.226,1	2.334,8
Inventories	168,6	159,2
Accounts receivable - trade, net	1.297,4	1.108,7
Accounts receivable - other, net	1.482,1	779,4
Cash and cash equivalents	278,0	287,5
Accruals and Deferals	641,0	622,4
Deferred Tax	589,1	609,3

Total assets	22.589,3	18.650,7

Shareholders’ equity (€ m)	2004	YE2003
Share capital	3.656,5	3.000,0
Own shares	(31,7)	(49,0)
Retained earnings and other reserves	2.336,7	1.965,9
Net profit for the year	440,2	381,1

Shareholders’ equity	6.401,7	5.298,0

Minority interest	801,0	236,5
Hydrolicity correction account	364,2	387,5

Liabilities (€ m)	2004	YE2003
Provisions	1.257,7	819,6
Financial Debt	8.598,8	7.492,7
Short-term debt & current portion of long-term debt	1.857,8	1.457,5
Long-term debt	6.741,0	6.035,3
Current liabilities	2.187,6	1.781,9
Accounts payable - trade, net	849,5	782,6
Accounts payable - other, net	1.338,1	999,3
Accruals and Deferals	2.432,4	2.018,4
Deferred Tax	545,9	616,1

Total liabilities	15.022,4	12.728,7

Total liabilities and shareholders’ equity	22.589,3	18.650,7

Cash Flow (€ m)	2004
Net Profit	440,2
Tariff Adjustment	92,1
Adjustment on Rationing Losses and ‘Parcela A’ recovery	53,3
Depreciations	875,1
Compensation of subsidised assets depreciation	(79,6)
Goodwill Amortization	95,5
Net Provisions	8,4
Interests Hydraulicity Account	9,3
Forex Differences	(12,4)
Income From Equity Method	(41,0)
Selic on Rationing Losses and ‘Parcela A’	(27,4)
Deferred Taxes	(97,2)
Minority Interests	(41,3)
Other Adjustments	133,9
Add: Net Financial Interests and other financial costs (or revenues)	296,6

Operating Cash Flow before Working Capital	1.705,5

Change in Operating Working Capital	(41,5)

Operating Cash Flow	1.664,0

Capex	(1.051,3)

Net Operating Cash Flow	612,7

Divestments of Fixed Assets	104,4
Net Financial Investments	(1.350,1)
Net Financial Interests and other financial costs (or revenues)	(296,6)
Dividends Paid	(268,0)
Capital Increase	1.208,0
Other Changes in Non-Operating Working Capital	(143,9)

Decrease/(Increase) in Financial Debt	(133,5)

Debt increase through consolidation of 100% of HC	(972,6)

Total Decrease / (Increase) in Financial Debt	(1.106,1)

Income Statement by Business Areas

2004 (€ m)	EDP Produção(1)	EDP Comercial	Enernova & EDP Bioeléctrica	EDP Distribuição	HC (2)	Brazil	ONI	Information Technology	EDP Consolidated
Electricity Sales	1.482,3	324,8	23,7	3.518,1	491,6	995,1	—	—	6.474,2
Other Sales	0,0	—	—	2,7	198,9	—	8,1	23,4	225,1
Services Provided	38,4	2,5	—	23,9	22,9	84,9	317,3	151,2	522,4
Operating Revenues	1.520,7	327,3	23,7	3.544,7	713,4	1.080,0	325,4	174,6	7.221,7
Electricity & Gas	51,4	311,7	—	2.324,1	359,8	630,8	—	—	3.303,1
Fuel	417,1	—	2,4	—	124,2	2,3	—	—	546,0
Materials and goods for resale	4,0	—	—	124,2	3,5	8,6	7,3	20,3	168,1
Supplies and services	83,7	8,8	3,4	216,4	36,7	80,0	241,8	63,0	649,5
Personnel costs	117,6	3,6	1,0	355,1	39,1	70,1	54,0	60,1	642,6
Concession fees	3,6	0,0	0,5	186,1	—	—	—	—	190,2
Other operating costs (or revenues)	(3,3)	5,0	(0,4)	(13,2)	6,0	9,9	0,1	(3,2)	12,8
Own work capitalised	(29,1)	(0,4)	(2,0)	(196,4)	(6,1)	—	(0,0)	(1,0)	(258,8)
Operating costs	645,0	328,7	4,9	2.996,3	563,1	801,7	303,3	139,1	5.253,6
EBITDA	875,7	(1,4)	18,8	548,4	150,3	278,3	22,1	35,5	1.968,0
EBITDA/Revenues	57,6%	-0,4%	79,4%	15,5%	21,1%	25,8%	6,8%	20,3%	27,3%
Depreciation	245,0	3,8	7,0	352,4	69,4	60,2	64,2	27,8	875,1
Compensation of subsidised assets’ depreciation	(5,0)	—	(0,2)	(72,4)	(1,4)	—	—	—	(79,6)
Provisions	11,7	1,0	0,0	47,6	0,3	39,0	3,9	3,6	114,1

EBIT	624,0	(6,3)	12,0	220,8	82,1	179,2	(45,9)	4,0	1.058,4
EBIT/Revenues	41,0%	-1,9%	50,6%	6,2%	11,5%	16,6%	-14,1%	2,3%	14,7%
Financial Results	(95,5)	(1,4)	(2,6)	(34,5)	(62,8)	(72,2)	(54,4)	(10,3)	(335,3)
Extraordinary Results	(17,8)	(1,2)	(0,5)	2,8	11,2	(26,3)	(50,5)	(43,3)	(164,7)
Pre-tax profit	510,8	(9,0)	9,0	189,1	30,5	80,7	(150,8)	(49,6)	558,5
Income taxes & deferred taxes	141,2	(2,2)	2,4	47,0	9,2	11,9	4,6	2,9	159,6
Minority interests	0,2	—	—	—	7,2	20,6	0,1	(7,4)	(41,3)
Net Profit	369,4	(6,8)	6,6	142,0	14,1	48,1	(155,6)	(45,1)	440,2

Note: Business segment accounts not audited

(1)	The Special Regime Producers (SRP) Enernova and EDP Bioeléctrica (Renewable Energy) were excluded from the EDPP consolidation perimeter

(2)	40% Consolidation.

Income Statement by Business Areas

2003 (€ m)	EDP Produção(1)	EDP Comercial	Enernova & EDP Bioeléctrica	EDP Distribuição	HC (2)	Brazil	ONI	Information Technology	EDP Consolidated
Electricity Sales	1.325,2	64,2	13,4	3.546,4	542,2	923,1	—	—	6.318,2
Other Sales	0,0	—	—	1,9	105,3	—	4,5	27,0	138,2
Services Provided	16,9	35,5	—	24,7	15,0	49,1	308,3	159,3	521,2
Operating Revenues	1.342,1	99,8	13,4	3.573,1	662,5	972,2	312,9	186,3	6.977,5
Electricity & Gas	65,3	48,6	—	2.364,0	358,2	621,0	—	—	3.360,3
Fuel	310,3	—	2,0	—	85,5	0,3	—	—	398,0
Materials and goods for resale	3,5	—	—	111,3	6,3	10,2	3,9	24,5	162,7
Supplies and services	67,9	7,7	3,3	206,3	33,4	65,8	243,5	70,1	632,5
Personnel costs	119,3	3,3	1,0	393,8	37,1	69,1	57,3	66,4	646,6
Concession fees	3,6	0,0	0,3	171,7	—	—	—	—	175,6
Other operating costs (or revenues)	(3,8)	14,2	0,2	(13,4)	2,6	19,2	(0,8)	(0,3)	10,3
Own work capitalised	(37,3)	(1,0)	(0,9)	(183,8)	(4,0)	—	—	(8,4)	(235,6)
Operating costs	528,9	72,8	5,8	3.049,9	519,1	785,5	303,9	152,2	5.150,5
EBITDA	813,2	27,0	7,5	523,2	143,4	186,7	8,9	34,1	1.827,0
EBITDA/Revenues	60,6%	27,0%	56,4%	14,6%	21,6%	19,2%	2,9%	18,3%	26,2%
Depreciation	230,5	3,5	3,8	345,5	60,1	58,4	68,6	24,3	845,6
Provisions	12,7	0,1	0,1	42,7	1,1	11,0	4,3	0,5	75,7
EBIT	570,0	23,4	3,6	135,0	82,2	117,3	(64,0)	9,3	905,7
EBIT/Revenues	42,5%	23,5%	27,3%	3,8%	12,4%	12,1%	-20,4%	5,0%	13,0%
Financial Results	(74,8)	(0,3)	(1,4)	(37,2)	(62,4)	(22,9)	(62,2)	(12,5)	(359,0)
Extraordinary Results	(3,5)	1,0	0,1	79,2	0,7	(48,1)	(10,1)	(4,1)	(14,4)
Pre-tax profit	491,7	24,1	2,3	177,0	20,5	46,3	(136,2)	(7,3)	532,3
Income taxes & deferred taxes	163,4	8,4	0,7	42,7	2,9	40,6	(17,8)	3,0	195,5
Minority interests	(0,2)	—	—	—	5,2	22,6	0,8	(4,1)	(44,4)
Net Profit	328,5	15,7	1,6	134,4	12,4	(16,8)	(119,3)	(6,2)	381,1

Note: Business segment accounts not audited

(1)	The Special Regime Producers (SRP) Enernova and EDP Bioeléctrica (Renewable Energy) were excluded from the EDPP consolidation perimeter

(2)	40% Consolidation.

Balance Sheet by Business Areas

2004 (€ m)	EDP Produção(1)	EDP Comercial	Enernova & EDP Bioeléctrica	EDP Distribuição	HC (2)	Brazil	ONI	Information Technology	EDP Consolidated
Intangible assets	13,1	1,9	0,0	7,9	1.425,8	147,0	268,3	28,3	2.958,5
Fixed assets	4.185,0	86,9	164,6	4.498,0	2.835,0	1.067,9	216,3	69,0	13.559,3
Financial Investments	25,4	10,1	3,5	0,2	106,9	19,2	0,6	0,6	1.615,3
Other assets	394,4	140,9	16,8	1.273,1	391,4	773,6	168,3	65,1	2.948,1
Cash and Equivalents	11,7	4,0	—	21,1	112,6	94,8	3,7	3,4	278,0
Accruals and deferrals	53,4	35,3	13,5	140,6	52,6	235,6	117,9	25,0	1.230,1

Total assets	4.682,9	279,0	198,5	5.940,9	4.924,2	2.338,2	775,0	191,4	22.589,3

Provisions	104,6	1,2	0,3	756,1	91,0	137,2	76,4	4,1	1.257,7
Financial debt (group and non-group)	2.193,0	118,6	72,2	1.228,1	1.817,8	978,4	713,6	22,6	8.598,8
Other liabilities	262,2	90,2	70,5	692,1	522,0	405,8	189,9	42,2	2.187,6
Accruals and deferrals	269,2	6,5	5,6	1.673,4	292,0	187,1	48,9	14,0	2.978,3

Total liabilities	2.828,9	216,5	148,6	4.349,8	2.722,8	1.708,5	1.028,8	82,9	15.022,4

Hydrolicity correction account	—	—	—	—	—	—	—	—	364,2
Minority interests	(0,2)	—	—	—	465,4	146,2	0,2	(5,0)	801,0
Shareholders’ equity	1.854,2	62,4	49,9	1.591,1	1.736,0	483,5	(253,9)	113,4	6.401,7

Total liabilities + equity	4.682,9	279,0	198,5	5.940,9	4.924,2	2.338,2	775,0	191,4	22.589,3

Note: Business segment accounts not audited

(1)	The Special Regime Producers (SRP) Enernova and EDP Bioeléctrica (Renewable Energy) were excluded from the EDPP consolidation perimeter

(2)	Full Consolidation

Balance Sheet by Business Areas

2003 (€ m)	EDP Produção(1)	EDP Comercial	Enernova & EDP Bioeléctrica	EDP Distribuição	HC (2)	Brazil	ONI	Information Technology	EDP Consolidated
Intangible assets	6,7	—	0,0	0,8	582,1	151,4	283,6	70,8	1.849,7
Fixed assets	4.241,6	88,8	126,1	4.389,2	1.113,5	1.111,7	230,0	95,4	11.651,6
Financial Investments	7,7	0,1	0,0	0,2	38,9	16,9	1,4	0,5	1.582,8
Other assets	1.015,8	16,8	10,5	1.009,5	127,1	798,8	193,6	82,6	2.047,3
Cash and Equivalents	10,1	0,2	0,1	30,3	36,3	104,4	6,2	2,4	287,5
Accruals and deferrals	68,5	3,5	4,2	12,7	20,6	219,7	118,7	27,1	1.231,8

Total assets	5.350,4	109,3	140,9	5.442,6	1.918,5	2.403,0	833,5	278,8	18.650,7

Provisions	92,8	1,1	0,2	341,1	38,7	212,1	37,2	2,3	819,6
Financial debt (group and non-group)	2.487,7	—	52,2	778,1	733,4	989,8	702,8	89,2	7.492,7
Other liabilities	754,7	17,6	51,5	1.187,6	173,9	436,5	179,7	114,8	1.781,9
Accruals and deferrals	138,0	2,2	4,4	1.568,8	112,5	162,0	46,4	15,3	2.634,5

Total liabilities	3.473,2	20,9	108,3	3.875,6	1.058,4	1.800,5	966,2	221,6	12.728,7

Hydrolicity correction account	—	—	—	—	—	—	—	—	387,5
Minority interests	0,2	—	—	—	181,3	96,3	0,1	3,3	236,5
Shareholders’ equity	1.877,1	88,5	32,6	1.566,9	678,7	506,2	(132,8)	53,8	5.298,0

Total liabilities + equity	5.350,4	109,3	140,9	5.442,6	1.918,5	2.403,0	833,5	278,8	18.650,7

Note: Business segment accounts not audited

(1)	The Special Regime Producers (SRP) Enernova and EDP Bioeléctrica (Renewable Energy) were excluded from the EDPP consolidation perimeter

(2)	40% Consolidation

Cash Flow by Business Areas

2004 (€ m)	EDP Produção	EDP Comercial	Enernova & EDP Bioeléctrica	EDP Distribuição	HC(1)	Brazil	ONI	Information Technology	EDP Consolidated
Net Profit	369,4	(6,8)	6,6	142,0	14,1	48,1	(155,6)	(45,1)	440,2
Tariff Adjustment	—	—	—	92,1	—	—	—	—	92,1
Adjustment on Rationing Losses and ‘Parcela A’ recovery	—	—	—	—	—	53,3	—	—	53,3
Depreciation	245,0	3,8	7,0	352,4	69,4	60,2	64,2	27,8	875,1
Compensation of subsidised assets depreciation	(5,0)	—	(0,2)	(72,4)	(1,4)	—	—	—	(79,6)
Goodwill Amortisation	—	—	—	—	32,5	4,4	18,8	4,7	95,5
Net Provisions	8,5	1,0	0,0	24,0	(0,4)	37,6	(2,2)	3,6	8,4
Interests Hydraulicity Account	—	—	—	—	—	—	—	—	9,3
Forex Differences	1,4	—	—	0,0	0,8	(33,9)	(0,0)	(0,3)	(12,4)
Income From Equity Method	2,8	—	—	—	(1,3)	0,5	(0,0)	(0,1)	(41,0)
Selic on Rationing Losses and ‘Parcela A’	—	—	—	—	—	(27,4)	—	—	(27,4)
Deferred Taxes	(13,3)	(0,7)	(0,0)	(38,8)	—	(28,1)	4,4	(0,1)	(97,2)
Minority Interests	0,2	—	—	—	7,2	20,6	0,1	(7,4)	(41,3)
Other Adjustments	18,5	1,5	—	(6,5)	(8,1)	16,5	53,6	39,0	133,9
Add: Net Financial Interests and other financial costs (or revenues)	104,9	1,5	3,2	62,4	30,7	101,5	33,1	6,3	296,6

Operating Cash Flow before Working Capital	732,3	0,4	16,6	555,3	143,6	253,5	16,4	28,2	1.705,5

Investment in Operating Working Capital	43,6	(40,5)	(15,8)	(29,4)	31,0	(14,4)	(1,1)	10,3	(41,5)

Operating Cash Flow	775,8	(40,1)	0,9	526,0	174,6	239,1	15,3	38,5	1.664,0

Capex	(206,6)	(4,4)	(54,5)	(310,0)	(117,7)	(284,9)	(33,4)	(20,4)	(1.051,3)

Net Operating Cash Flow	569,2	(44,5)	(53,6)	216,0	56,9	(45,8)	(18,1)	18,1	612,7

(1)	40% Consolidation

EDP Iberian Installed Capacity

Ordinary Regime (MW)	2004	2003	Δ MW
PORTUGAL
Hydroelectric (PES)	3.903	3.903	—
Coal (PES)	1.192	1.192	—
Fuel oil / Natural Gas (PES)	1.760	1.760	—
Diesel (PES)	197	197	—

Binding Generation	7.052	7.052	—

Small Hydro (NBES)	244	255	(11)
Alqueva Hydro (NBES 50% in 2004)	120	—	120
CCGT (NBES)	784	392	392

Non-Binding Generation	1.148	647	501

Tejo Energia (PES 10%)	58	58	—
Turbogás (PES 40% in 2004, 20% in 2003)	396	198	198

IPPs Generation	454	256	198

TOTAL PORTUGAL	8.654	7.955	699

SPAIN
Hydroelectric	432	432	—
Nuclear	166	166	—
Coal	1.605	1.605	—
CCGT	393	393	—

TOTAL SPAIN	2.595	2.595	—

TOTAL IBERIA	11.249	10.550	699

Special Regime (MW)	2004	2003	Δ MW
PORTUGAL
Wind	136	65	72
Small Hydro (SRP)	66	56	10
Cogeneration	111	111	—
Biomass	9	9	—

TOTAL PORTUGAL	322	241	81

SPAIN
Wind	223	81	142
Small Hydro	3	3	—
Cogeneration	41	24	18
Waste	72	33	39
Biomass	7	3	4

TOTAL SPAIN	346	143	203

TOTAL IBERIA	668	384	284

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated March 3, 2005

EDP- Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name:	João Ramalho Talone
Title:	Chief Executive Officer